Ball Corporation 2001 ANNUAL REPORT













Building on Our Strengths...

About Ball Corporation

Ball Corporation is a leading provider of metal and plastic packaging, primarily for beverages and foods, and of aerospace and other technologies and services to commercial and governmental customers. Founded in 1880, the company employs approximately 10,000 people in approximately 60 locations worldwide. Ball Corporation stock is traded on the New York Stock Exchange under the ticker symbol "BLL."

Vision

To be the premier provider to major beverage, food and aerospace and technologies customers of the products and services that we offer, while earning a return on investment which creates value for Ball shareholders.

Mission

To be the industry leader in helping major beverage and food customers fulfill their metal and plastic packaging needs and to be a leader in providing advanced imaging, communications and information solutions for an intelligent world through our aerospace and technologies subsidiary.

Strategy

- In packaging, our strategy is to leverage our superior continuous process improvement expertise in order to manufacture, market, sell and service high-quality, value-added products that meet the needs of high-volume and/or growing customer segments of the beverage and food markets.
- In aerospace and technologies, our strategy is to generate superior results by focusing on markets where we have competitive and technological advantages and by commercializing technologies developed for governmental customers.
- As a corporation, our strategy is to earn a return in excess of our cost of capital by aggressively managing our businesses and through acquisitions, divestitures, strategic alliances or other means when such changes will enhance a business and benefit Ball's shareholders.

Index



R. David Hoover
President and Chief Executive Officer

2001 was a year none of us will forget, for the worst of reasons and for the best of American heroism and valor. The performance of our company, or any company, is insignificant compared to what occurred on September 11, 2001, yet our performance is what we are expected to discuss in this letter, and we will. I want all of you to know that we do so in humble reverence for those who died, respect for those who have led in the aftermath, and deepest appreciation for those who have risked their lives and continue to do so in order that the rest of us can go about our business.

This annual report features a few of the approximately 10,000 women and men who represent the employees of the company, and it is the employees who make Ball Corporation special. Each of the people featured represents a thousand others who through their creativity and attention to detail are helping build a great business that consistently delivers superior returns for shareholders, including our many employee owners. Our total return to shareholders in 2001, based on stock price appreciation and dividends, exceeded 55 percent.

We took actions to position our China and North American packaging operations so they could compete more effectively in those markets in the future. In addition, we exited two small aerospace developmental product lines. As a result of our actions, we recorded charges which caused us to report a loss for the year of $1.85* per share. We expect these charges will be cash positive to the company, following tax recoveries.

Excluding these business consolidation charges, net earnings were $1.78 per diluted share on sales of $3.7 billion. We faced some significant challenges in terms of energy prices, freight costs and capacity curtailments to reduce inventory levels, so we were gratified that our 2001 results, viewed on this basis, were only slightly below 2000, when we earned $1.85 per diluted share, again before charges and credits, on sales of $3.7 billion.

Our long-term goal is to grow earnings per share by 10 to 15 percent per year, excluding any nonrecurring charges or credits. Earnings in 2001 were lower than in 2000, but with the strong performance we expect in 2002, the rate of growth over these recent years should return to the high end of our target range.

The market for packaging products in China has not grown as rapidly as had been anticipated, so we disposed of our general line packaging business there, retained our leadership position in beverage cans and are consolidating those manufacturing operations to reflect the realities of the China beverage can market. Our actions give us the opportunity to improve our results in China and participate in a meaningful way in what remains the world's largest and most intriguing emerging market.

In our North American packaging operations, we closed an older, less efficient beverage can manufacturing plant and consolidated that business into other facilities. To significantly improve our cash flow and position our beverage can operations for what we expect to be very solid future performance, we took several actions in 2001 to temporarily curtail production and reduce our finished goods inventory. We remain the leader in beverage cans in North America and that leadership will grow.

**All per share amounts in this report are stated to reflect a two-for-one stock split which occurred on February 22, 2002.*

"We intend to build on our historic strengths of high quality, greatest value, superior customer relationships, focused management and creative employees."

NEW BEVERAGE CAN BUSINESS

In 2002, we began supplying essentially all of the cans for Coors Brewing Company, either directly or through our new joint venture with Coors. With the addition of the Coors business, Ball is the only beverage can manufacturer which is a major supplier to the three largest brewers in North America and both of the large soft drink companies' filling operations. We are proud of that distinction, as it reflects our total commitment to being close to our customers and understanding their needs and future direction. Including the Coors volume, much of which will be provided through the joint venture between Ball and Coors, we expect to supply approximately 36 billion recyclable aluminum beverage cans in North America in 2002.

Also in our packaging segment, we had record sales of food cans in 2001 and at year end completed an acquisition that will enhance our PET plastic container operations in 2002.

Food can sales topped $600 million for the first time, boosted in part by the first full year of the added business that came to us through our joint venture formed in 2000 with ConAgra Grocery Products.

The margins of our PET plastic container operations were those most affected by higher energy and freight costs in 2001. We have worked with our customers and with energy suppliers to take steps to moderate the future effect of energy costs. In December we announced the acquisition of the bottle producing operations of a self-manufacturer that will help alleviate some of the freight issues we have faced. The capacity we acquired in the Midwest will allow us to supply on a long-term basis all of the PET bottle requirements of a large and successful soft drink co-op, better balance our supply picture throughout our system, and increase our participation in a rapidly growing packaging type.

SHARP IMAGES FROM SPACE

Ball Aerospace & Technologies Corp., our aerospace subsidiary, topped $400 million in sales for the first time in its history and enjoyed much success in terms of contracts won, products delivered and outstanding performance of our unique solutions to exceptional scientific and engineering challenges. The QuickBird II satellite and camera system we provided to DigitalGlobe was launched in October and began providing the highest resolution commercial space-based images available.

POSITIVE OUTLOOK

We are positive about the performance of, and prospects for, Ball Corporation through 2002 and beyond. We intend to build on our historic strengths of high quality and greatest value, and couple those strengths with a rigorous approach to managing our operations. At the same time, we will continue to take advantage of the creativity and imagination of our employees in order to develop innovations in products, process development and the way we conduct our business so that we can better serve our customers, grow the company and increase the value of the enterprise.

Our solid performance led us to announce in January 2002 a two-for-one stock split and an increase in our cash dividend. Further, we announced board authorization for the future repurchase of up to five million shares of our stock. Our strong performance has been reflected in our substantial cash flow and an increased market price per share. We expect that our continued strong cash flow in 2002 will allow us to buy shares, further reduce debt and to make investments to better position us for future growth opportunities.

We are optimistic about the future of Ball Corporation. We continue to work hard to reward investors who place their confidence in Ball to consistently deliver superior shareholder returns, and we thank those investors.

R. David Hoover

R. David Hoover
President and Chief Executive Officer



When you produce billions of packaging containers each year, finding more and better ways to recycle is always a priority. Hank Schroeder, environmental manager at Ball's Findlay, Ohio, metal food and beverage container plant, developed a successful and comprehensive recycling program that in eight years has reduced the amount of plant waste material by more than 40 percent and allows the plant to recycle more than 2,000 tons of materials each year.

Any enterprise that has thrived for 122 years has done so because of its people and its customers.

Five people – the Ball brothers – began our company in 1880. They and those early Ball employees shaped a company culture that valued hard work, dedication to customer service, high quality, honesty and pride of ownership.

The thousands of employees who have contributed to Ball through the succeeding decades maintained that cherished culture. While our way of doing business has expanded and adapted to meet the needs of today's world, at its heart continues to be the many employees who are the strength of today's Ball.

In this annual report we have included photographs of a few of our employees in their work environments. We wish we could have included all 10,000 people. While we could not do so here, the employees of Ball Corporation will be there when you need us.

We have also included product photos of a sample of the many customers we supply. We have a total commitment to being close to our customers and we are proud to be able to feature some of them here.



Tim Pratt, a millwright at our Saratoga Springs, N.Y. beverage container plant, applies his exceptional skills – often fabricating parts himself in the plant's machine shop – to projects within Ball. He also assists Ball's customers. The successful result usually involves cost savings, incremental productivity improvements or major modifications – and sometimes all three.

Growth in the beverage market continues to be driven by two general trends: the increasing demand for bottled water and niche market beverages, and a desire for specialty packages that can help a product stand out on retail shelves.

Ball is a leader in supplying high quality metal and plastic packaging for fast-growing beverages such as nutritional supplements and energy drinks. Our reputation for attractive, reliable beverage packaging means we are well positioned for continued growth in these categories.

We are also expanding our custom container business. While we continue to offer the standard metal and plastic packages that have proven so reliable and successful for our beverage customers, we offer, in addition, value-added containers with unique features. Our 8.4-ounce can, for example, is the package of choice for the new and growing energy drink market. Ball also continues to break new ground in shaped cans and bottles that help create a distinct identity for our customers.

At Ball, our focus is on giving our beverage customers choices – from stock packages to unique containers to those special extras that can offer an edge. It is one way we can be the premier provider.



Angie Cherry, quality systems coordinator at our Chino, Calif., plastic container plant, takes product quality personally. Her relentless attention to detail results in a combination of quality and value that is a hallmark of Ball Corporation's products.




BRAHMA
Sparkletts
SPORT TOP
Crystal-Fresh® Drinking Water
Miller
Lite
TRUE PILSNER
ULTRA
Slim·Fast
CREAMY MILK CHOCOLATE
JW DUNDEE'S
ORIGINAL
HONEY BROWN
HONEY FLAVORED LAGER


Industry Beverage Gallonage*
Wine 1.7%
Sports Drinks 2.1%
Ready-to-drink Teas 1.6%
Spirits 1.1%
Fruit Beverage 12.8%
Bottled Water 15.3%
Soft Drinks 46.7%
Beer 18.7%

*Beverage World 2002 Databank

For many years the "holy grail" of metal beverage containers was a cost-effective shaped can. Cal Winslow, chief maintainer at Ball's Fairfield, Calif., beverage container plant, dedicated much of 2001 to the successful production line installation of a shaped-can module. Cal's extensive technical skills played a key role in helping us develop a new way to make an innovative package.



Howard Chasteen (left) has a lot of good ideas. He holds more than 20 patents, with more applications pending. Howard, principal engineer, research & development, created in 2001 the small opening end, a new beverage can end that offers Ball's customers a new packaging option.


Hansen's

The North American processed food industry is a diverse and growing market for our packaging segment. In this highly competitive market, quality and low-cost efficiency are keys to success.

The multitude of canned foods requires our products to meet a variety of specifications. Some, such as in the case of salmon or meal-replacement drinks, are particularly extensive and exacting. Others are more a matter of size, or a required manufacturing process such as drawn-and-ironed or welded technology. In every case, Ball takes pride in meeting and exceeding customer needs.

We know that in addition to being reliable, great food packaging must also be appealing to consumers. Ball makes two- and three-piece food cans that offer value-added features such as a white internal coating. Increasing consumer interest so that our customers can be even more successful is part of our commitment to being close to our customers and understanding their current needs and future direction. We want to be as important to our customers as they are to us.



Few foods demand the high level of quality packaging and attention to detail required by salmon. Bill Moye, quality assurance manager in our Richmond, British Columbia, food container plant, applies a wealth of information about the canning process and the salmon industry every day as part of his dedication to customer service and to the consumers who enjoy food packaged in Ball containers.


ULF OF GEORGIA CANNERY
27734


Hunt's
Tomatoes
Paste
The Allens
Cut Green Beans
All Natural
Stokely's
Gold
Tiny Party Peas
Mary Kitchen
Corned Beef Hash
Hormel
Del Monte
Quality
Fresh Cut
Specialties
French Style
Seasoned
Green Beans
Dei Fratelli
Prima Qualità
Fresh & Ready
Chopped
Italian
Tomatoes, Herbs & Olive Oil
Dean's
Ready to Serve
Chocolate
Pudding

Gary Woeste (left) knows the value of long-term customer relationships. Gary, director of sales-Midwest for Ball's metal food container operations, logs more than 120,000 miles each year meeting with customers to make sure those relationships stay strong. Gary, and Ball, wouldn't have it any other way.



A single replacement part can mean the difference between a production line making millions of high-quality containers for our customers or standing idle. Jan Gregg, materials coordinator at our Chestnut Hill, Tenn., food container plant, keeps track of more than 6,100 parts worth more than $1.8 million in her storeroom. Jan's vigilance means our customers can count on us.

Industry Food Can Shipments by Category*



Meat & Poultry 5.8%
Fruits & Fruit Juices 6.6%
Seafoods 4.9%
Dairy 7.5%
Baby Food 1.6%
Coffee 1.4%
Other 18.1%
Vegetables & Vegetable Juices 28.2%
Pet Food 25.9%

*Can Manufacturers Institute



WITH CHICKEN & RICE
Pedigree
Choice Cuts in Sauce
GoldSeal
SAUMON SOCKEYE
ROUGE DU PACIFIQUE
GoldSeal
PINK SALMON
ARCTIC GARDENS
GREEN PEAS
GUISANTES
BUSH'S
BEST
Homestyle
BAKED BEANS
SeaAlaska
PREMIUM
FANCY SOCKEYE
RED SALMON
Campbell's
CONDENSED
TOMATO
PREMIUM TOMATOES
RED GOLD
WHOLE PEELED TOMATOES

Since 1956, Ball Aerospace & Technologies Corp. has been a step ahead in the aerospace and defense industry and a pioneer in creativity and technology.

We are involved in many Department of Defense, NASA, commercial, national and international programs. Our cryogenic tanks help power the space shuttle, we have instruments on all major space observatories, and we are building and flying instruments that gather valuable data, and systems to exploit that data. Our spacecraft are used in Earth remote sensing and in space science, and our communications and video products are included on many military aircraft and weapons platforms.

Our core competencies include spacecraft, remote sensing payloads, data gathering and exploitation, advanced communications, high-resolution cameras, and Earth and planetary science. Our business units – Defense Operations, Civil Space Systems, and Commercial Space Operations – have earned us the reputation as the industry's problem solver. Our people have carved out an unsurpassed reputation for building hardware and software that deliver superior mission performance, and for providing responsive system engineering support services.



The world's highest resolution, commercial imaging satellite ever produced was built by Ball Aerospace's QuickBird team for DigitalGlobe. Team leaders Jeff Dierks (left) and Tom Miers helped create the satellite that is taking amazingly detailed images of Earth from space, including the image of Egypt's Great Pyramids behind them.



A team of 27 Ball Aerospace employees, including Jim Good, program manager, worked around the clock for months to prepare the Space Infrared Telescope Facility (SIRTF) Cryogenic Telescope Assembly for its scheduled launch in late 2002. SIRTF, the fourth of NASA's Great Observatories, will provide images and spectra in the mid and far infrared wavelengths of very distant galaxies and potential planetary systems around stars.



Financial Highlights

Ball Corporation and Subsidiaries

($ in millions, except per share amounts)	**2001**	2000
Stock Performance		
Total per share return (share price appreciation plus assumed reinvested dividends)	**55.3%**	19.2%
Closing market price per share [(1)]	**$ 35.35**	$ 23.03
Total market value of common stock [(1)]	**$ 2,044**	$ 1,292
Shares outstanding at year end *(000s)* [(1)]	**57,817**	56,098
Shares outstanding assuming dilution *(000s)* [(1)(5)(6)]	**59,654**	60,742
Operating Performance		
Net sales	**$ 3,686**	$ 3,665
Earnings (loss) before interest and taxes (EBIT) [(2)]	**$ (25)**	$ 209
Net earnings (loss) [(2)]	**$ (99)**	$ 68
Basic earnings (loss) per share [(1)(2)]	**$ (1.85)**	$ 1.13
Diluted earnings (loss) per share [(1)(2)]	**$ (1.85)**	$ 1.07
Cash dividends per share [(1)]	**$ 0.30**	$ 0.30
Return on average capital employed, excluding items affecting comparability [(3)(5)]	**9.4%**	9.8%
Number of employees	**9,901**	11,237
Financial Position and Cash Flow		
Total assets	**$ 2,314**	$ 2,650
Debt to capitalization	**67.4%**	62.0%
Capital spending	**$ 69**	$ 99
Depreciation and amortization	**$ 153**	$ 159
Free cash flow [(4)(5)]	**$ 252**	$ 78

(1) Amounts have been retroactively restated for a two-for-one stock split, which was effective on February 22, 2002.

(2) Includes a $271 million charge in 2001 and a $76 million charge in 2000 for business consolidation costs, net of other favorable items affecting comparability explained in the accompanying consolidated financial statements. The impact of these items on 2001 net earnings was $205 million ($3.75 per diluted share) and on 2000 net earnings was $49 million ($0.78 per diluted share).

(3) Equals tax-effected EBIT, excluding the business consolidation costs and other items affecting comparability discussed in (2) above, divided by average capital employed. Capital employed is the sum of interest-bearing debt, minority interests and shareholders' equity.

(4) The company defines free cash flow as cash flows from operating activities less capital expenditures.

(5) The company has included this information because management believes that many investors consider these measures important in evaluating operating results and assessing a company's ability to service and incur debt. Management uses these and other measures for planning purposes and for executing its strategy. These measures should not be considered in isolation or as a substitute for net earnings or cash flow data prepared in accordance with generally accepted accounting principles and may not be comparable to similarly titled measures of other companies. See the Consolidated Statements of Earnings and Cash Flows of the company, including the notes thereto, included elsewhere in this annual report.

(6) Represents shares outstanding at year end plus dilutive stock options and, in 2000, common share equivalents under the Employee Stock Ownership Plan. This measure is not the same as the diluted weighted average shares outstanding used in the calculation of diluted earnings per share.



NET SALES
2,465
2,996
3,707
3,665
3,686
97 98 99 00 01
($ in millions)



RETURN ON AVERAGE CAPITAL EMPLOYED(3)(5)
6.2
6.4
8.9
9.8
9.4
97 98 99 00 01
(percent)



EBIT
139
130
106
180
279
279
209
286
(25)
246
97 98 99 00 01
($ in millions)
including items affecting comparability
excluding items affecting comparability (5)



FREE CASH FLOW(4)(5)
46
303
199
78
252
97 98 99 00 01
($ in millions)

QUARTERLY STOCK PRICES AND DIVIDENDS

Quarterly prices for the company's common stock, as reported on the composite tape, and quarterly dividends in 2001 and 2000 were:

	2001 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2000 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	**$ 24.41**	**$ 25.58**	**$ 30.60**	**$ 36.06**	$ 21.63	$ 18.82	$ 18.19	$ 23.97
Low	**19.04**	**21.05**	**23.03**	**27.63**	13.00	14.63	15.57	14.28
Dividends per share	**.075**	**.075**	**.075**	**.075**	.075	.075	.075	.075

Amounts have been retroactively restated for a two-for-one stock split, which was effective on February 22, 2002

QUARTERLY RESULTS AND COMPANY INFORMATION

Quarterly financial information and company news are posted on Ball's Internet Web site at http://www.ball.com. For investor relations call 303-460-3537.

DIVIDEND REINVESTMENT AND VOLUNTARY STOCK PURCHASE PLAN

A dividend reinvestment and voluntary stock purchase plan for Ball Corporation shareholders permits purchase of the company's common stock without payment of a brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested at a 5 percent discount and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing EquiServe Trust Company, N.A., Dividend Reinvestment Service, P.O. Box 2598, Jersey City, New Jersey 07303-2598. The toll-free number is 1-800-446-2617, and the Web site is http://www.equiserve.com.

You can access your Ball Corporation common stock account information on the Internet 24 hours a day, 7 days a week through EquiServe's Web site at http://gateway.equiserve.com. You will need the issue number (3101), your account number, your password and your social security number (if applicable) to gain access to your account. If you need assistance, please phone EquiServe at 1-877-843-9327.

ANNUAL MEETING

The annual meeting of Ball Corporation shareholders will be held to tabulate the votes cast and to report the results of voting on the matters listed in the proxy statement sent to all shareholders. No other business and no presentations are planned. The meeting to report voting results will be held on Wednesday, April 24, 2002, at 9 a.m. (MST) at the company's headquarters, 10 Longs Peak Drive, Broomfield, Colorado.

ANNUAL REPORT ON FORM 10-K

Copies of the Annual Report on Form 10-K for 2001, filed by the company with the United States Securities and Exchange Commission, may be obtained by shareholders without charge by writing to Barbara J. Miller, assistant corporate secretary, Ball Corporation, P.O. Box 5000, Broomfield, CO 80038-5000.

TRANSFER AGENTS

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

Old National Trust Company
320 South High Street
Muncie, Indiana 47305

REGISTRARS

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

First Merchants Bank, N.A.*
200 East Jackson Street
Muncie, Indiana 47305

EQUAL OPPORTUNITY

Ball Corporation is an equal opportunity employer.

*for Employee Stock Purchase Plan

BLL
LISTED
NYSE

BOARD OF DIRECTORS

Frank A. Bracken President and director of the George and Frances Ball Foundation of Muncie, Indiana *(1,2,5)*

Howard M. Dean Chairman of the board of Dean Foods Company of Dallas *(2,4,5)*

John T. Hackett Retired as managing general partner of CID Equity Partners of Indianapolis *(2,4,5)*

R. David Hoover President and chief executive officer of Ball Corporation *(2,3)*

John F. Lehman Chairman of J.F. Lehman & Company of New York City *(3,4,5)*

Ruel C. Mercure, Jr. Chairman and chief executive officer of CDM Optics, Inc. of Boulder, Colorado *(1,3)*

Jan Nicholson President of The Grable Foundation of Pittsburgh *(1,3)*

George A. Sissel Chairman of the board of Ball Corporation *(2,3)*

William P. Stiritz Chairman of Energizer Holdings, Inc. and chairman of Ralcorp Holdings, Inc., both of St. Louis *(1,4,5)*

Stuart A. Taylor II Chief executive officer, The Taylor Group L.L.C. of Chicago *(3,4)*

(1) Audit Committee (2) Executive Committee (3) Finance Committee (4) Human Resources Committee (5) Nominating Committee

COMPANY OFFICERS

John A. Hayes Vice president, corporate planning and development

R. David Hoover President and chief executive officer

Donald C. Lewis Vice president and general counsel

Leon A. Midgett Executive vice president and chief operating officer, packaging

Barbara J. Miller Assistant corporate secretary

Scott C. Morrison Treasurer

Elizabeth A. Overmyer Corporate secretary

Albert R. Schlesinger Vice president and controller

Raymond J. Seabrook Senior vice president and chief financial officer

George A. Sissel Chairman of the board

Harold L. Sohn Vice president, corporate relations

David A. Westerlund Senior vice president, administration

DIRECTOR EMERITUS

John W. Fisher Chairman of the board emeritus; retired chairman, president and chief executive officer

Five-Year Review of Selected Financial Data

Ball Corporation and Subsidiaries

($ in millions, except per share amounts)	**2001**	2000	1999	1998	1997
Net sales	**$ 3,686.1**	$ 3,664.7	$ 3,707.2	$ 2,995.7	$ 2,464.5
Earnings (loss) before extraordinary item and cumulative effect of accounting change	**(99.2)**	68.2	104.2	32.0	58.3
Early debt extinguishment costs, net of tax	–	–	–	(12.1)	–
Cumulative effect of accounting change, net of tax	–	–	–	(3.3)	–
Net earnings (loss)	**(99.2)**	68.2	104.2	16.6	58.3
Preferred dividends, net of tax	**(2.0)**	(2.6)	(2.7)	(2.8)	(2.8)
Earnings (loss) attributable to common shareholders	**$ (101.2)**	$ 65.6	$ 101.5	$ 13.8	$ 55.5
Return on average common shareholders' equity	**(17.7%)**	10.1%	16.2%	2.3%	9.3%
Basic earnings per share: (1)					
Earnings (loss) before extraordinary item and cumulative effect of accounting change	**$ (1.85)**	$ 1.13	$ 1.68	$ 0.48	$ 0.92
Early debt extinguishment costs, net of tax	–	–	–	(0.20)	–
Cumulative effect of accounting change, net of tax	–	–	–	(0.05)	–
Basic earnings (loss) per share	**$ (1.85)**	$ 1.13	$ 1.68	$ 0.23	$ 0.92
Weighted average common shares outstanding *(000s)* (1)	**54,880**	58,080	60,340	60,776	60,468
Diluted earnings per share: (1)					
Earnings (loss) before extraordinary item and cumulative effect of accounting change	**$ (1.85)**	$ 1.07	$ 1.58	$ 0.46	$ 0.87
Extraordinary item, net of tax	–	–	–	(0.19)	–
Cumulative effect of accounting changes, net of tax	–	–	–	(0.05)	–
Diluted earnings (loss) per share	**$ (1.85)**	$ 1.07	$ 1.58	$ 0.22	$ 0.87
Diluted weighted average common shares outstanding *(000s)* (1)	**58,858**	62,034	64,900	65,184	64,622
Property, plant and equipment additions	**$ 68.5**	$ 98.7	$ 107.0	$ 84.2	$ 97.7
Depreciation and amortization	**$ 152.5**	$ 159.1	$ 162.9	$ 145.0	$ 117.5
Total assets	**$ 2,313.6**	$ 2,649.8	$ 2,732.1	$ 2,854.8	$ 2,090.1
Total interest bearing debt and capital lease obligations	**$ 1,064.1**	$ 1,137.3	$ 1,196.7	$ 1,356.6	$ 773.1
Common shareholders' equity	**$ 504.1**	$ 639.6	$ 655.2	$ 594.6	$ 611.3
Total capitalization	**$ 1,577.9**	$ 1,834.6	$ 1,907.3	$ 2,003.2	$ 1,459.0
Debt-to-total capitalization	**67.4%**	62.0%	62.7%	67.7%	53.0%
Cash dividends (1)	**$ 0.30**	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Book value (1)	**$ 8.72**	$ 11.40	$ 10.99	$ 9.76	$ 10.11
Market value (1)	**$ 35.35**	$ 23.03	$ 19.69	$ 22.88	$ 17.69
Annual return to common shareholders (2)	**55.3%**	19.2%	(12.7%)	31.4%	37.4%
Working capital	**$ 218.8**	$ 310.2	$ 225.7	$ 198.0	$ (39.7)
Current ratio	**1.38**	1.47	1.34	1.29	0.95

(1) Amounts have been retroactively restated for a two-for-one stock split, which was effective on February 22, 2002.
(2) Change in stock price plus dividend yield assuming reinvestment of dividends.

Ball Corporation and subsidiaries are referred to collectively as "Ball" or "the company" or "we" and "our" in the following discussion and analysis.

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes, including that in connection with the company's significant accounting policies defined in Note 1.

Recent Developments

On January 23, 2002, the company's board of directors declared a two-for-one split of our stock, increased the next quarterly dividend and authorized the additional repurchase of common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts related to earnings per share and share prices have been retroactively restated as if the split had occurred as of January 1, 1999.

Consolidated Sales and Earnings

Ball's operations are organized along its product lines and include two segments – the packaging segment and the aerospace and technologies segment. The packaging segment includes metal container products used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic container products used principally in beverage packaging. Our packaging operations are located primarily in North America (the U.S. and Canada).

Packaging Segment

North American metal beverage container sales, which represented approximately 67 percent of segment sales in 2001, were 3 percent lower than in 2000. The decrease was due to lower soft drink container shipments and lower selling prices. While manufacturing cost controls are yielding favorable results, operating margins were lower due to lower beverage can selling prices and higher unit costs as a result of planned inventory reductions. In mid-December 2001 we ceased production at the Moultrie, Georgia, beverage can plant; its production of one billion cans per year is expected to be consolidated into other Ball plants. Based on publicly available industry information, we estimate that shipments in 2001 for our metal beverage container product line were approximately 31 percent of total U.S. and Canadian shipments, compared to 32 percent in 2000.


METAL PACKAGING
CONTAINERS SHIPPED
4.7
17.5
4.8
25.2
5.0
35.9
5.3
33.8
5.6
32.5
97
98
99
00
01
(units in millions)
Metal Beverage
Metal Food

The 3 percent decrease in 2000 sales compared to those in 1999 was due to lower shipments, partially offset by higher aluminum prices passed through to customers. During the first quarter of 2000, we closed a beverage can plant in Tampa and began operation of a new, high-speed production line in a second plant in Tampa. At the end of the second quarter of 2000, we closed another beverage can plant in the Southeast due to industry overcapacity and unattractive pricing. Near the end of 2000, a beverage can manufacturing line in British Columbia was decommissioned.

On January 1, 2002, we entered into a 50/50 joint venture agreement with Coors Brewing Company (Coors) for the manufacture and supply of essentially all of the 4.5 billion beverage cans and ends used by Coors annually. Ball will account for the joint venture using the equity method of accounting. In addition to beverage cans supplied to Coors from the joint venture, Ball will supply Coors with beverage cans manufactured in other wholly-owned Ball facilities.

North American metal food container sales, which comprised approximately 19 percent of segment sales in 2001, were 8 percent higher than those in 2000 and 10 percent higher than in 1999. Sales in 2001 reflected volume gains from several customers, including ConAgra Grocery Products Company, and strong salmon and pre-season vegetable can sales. The increase in 2000 from 1999 was primarily the result of volume gains. We estimate our 2001 shipments of 5.6 billion cans to be approximately 17 percent of total U.S. and Canadian metal food container shipments, based on publicly available industry information.

Plastic bottle sales, approximately 9 percent of segment sales in 2001, increased 10 percent from 2000 sales, which were higher than 1999 sales by 4 percent. Plastic bottle sales are predominantly to water and carbonated soft drink customers. Shipments were significantly higher in 2001 than in 2000 although selling prices were lower. This product line has also experienced higher than planned freight, warehousing and utility costs, particularly on the West Coast, resulting in lower operating margins in 2001. The 2000 sales increase compared to 1999 was due to the pass-through of higher resin prices.

International packaging sales are comprised of the sales within the People's Republic of China (PRC) as well as revenues from technical services provided to Ball licensees. Sales and operating margins in the PRC were lower in 2001 due to the weak market there as well as the business consolidation actions being taken. See the discussion under "Other Items" for information regarding our China operations.

Aerospace and Technologies Segment

Sales in the aerospace and technologies segment were 15 percent higher than in 2001, due in part to customer requested acceleration of certain programs into 2001 from 2002. Excluding the charge to exit product lines discussed under "Other Items," as well as a favorable Employee Stock Ownership Plan (ESOP) litigation settlement in 2000, the improvement in operating margins was due to strong sales in our U.S. government business. The aerospace and technologies segment had lower sales in 2000 compared to 1999 as a result of the completion of some programs and delays in the start-up and funding of new programs. Despite the decrease in sales and excluding the favorable ESOP litigation settlement, earnings in 2000 were higher as a result of better than anticipated margins at the completion of certain long-term contracts.

Sales to the U.S. government, either directly as a prime contractor or indirectly as a subcontractor, represented approximately 92 percent, 85 percent and 86 percent of segment sales in 2001, 2000 and 1999, respectively. Consolidation in the industry continues, and there is strong competition for business. Backlog for the aerospace and technologies segment at December 31, 2001 and 2000, was approximately $431 million and $351 million, respectively. Year-to-year comparisons of backlog are not necessarily indicative of the trend of future operations.


Aerospace Backlog
267
296
346
351
431
97
98
99
00
01
($ in millions)

For additional information regarding the company's segments, see the summary of business segment information in Note 2 accompanying the consolidated financial statements.

Selling and Administrative Expenses

Selling and administrative expenses were $135.6 million, $138.9 million and $140.9 million for 2001, 2000 and 1999, respectively. Lower expenses in 2001 compared to 2000 were largely related to lower performance-based compensation. Higher selling and administrative expenses in 1999 reflect, in large part, $4.7 million of performance-based compensation recorded in connection with a program since ended.

Interest and Taxes

Consolidated interest expense was $88.3 million in 2001 compared to $95.2 million in 2000 and $107.6 million in 1999. The decrease in 2001 was attributable to lower interest rates and borrowings, partially offset by lower capitalized interest. The 2000 decrease compared to 1999 was the result of a lower level of average borrowings during the year, as well as higher capitalization of interest, largely in connection with our Tampa plant expansion, offset by higher short-term interest rates. We maintained a higher percentage of long-term debt at lower fixed rates in 2000 as a result of fixing certain previously floating rate debt through the use of financial instruments.

Ball's consolidated effective income tax benefit rate for 2001 was 8.6 percent as compared to the provision rate of 37.6 percent in 2000 and 37.9 percent in 1999. The decreased benefit in 2001, compared to that calculated using the federal statutory rate of 35 percent, is primarily the result of the taxable characteristics of the China restructuring, in particular nondeductible goodwill. Excluding the effects of the restructuring in both 2001 and 2000, and the ESOP settlement in 2000, the effective income tax rate would have been approximately 35 percent for both years. The lower 2001 and 2000 adjusted effective tax rate as compared to 1999 is primarily the result of the favorable effects of implementing strategies which have reduced overall state taxes and negative effects of foreign operations.

Results of Equity Affiliates

Equity in the earnings of affiliates is attributable to our 50 percent ownership investment in Brazil and, to a lesser extent, our minority-owned investments in the PRC and Thailand. Earnings were $4 million in 2001 compared to losses of $3.9 million and $0.2 million in 2000 and 1999, respectively. The equity earnings improvement in 2001 was due to our operations in Brazil. Brazil's losses in 2000 were the result of the unfavorable effect of foreign currency transactions, while losses in the PRC reflected the continued effects of excess capacity in the industry, coupled with higher metal costs relative to the previous year and the impact of business consolidation costs. Thailand incurred a small loss in all three years.

Other Items

We took a number of actions in 2001 to address overcapacity in the industries in which we operate and to improve production efficiencies. In the first quarter of 2001, we began an extensive review of options available to us in connection with our operations in the PRC. Based upon that review, we announced in June 2001 a plan to exit the general line metal can business in the PRC and to further reduce our PRC beverage can manufacturing capacity by closing two plants. We have since sold the general line business, closed one beverage can plant and are in the process of closing the second. Based on current estimates, positive cash flow of approximately $29 million, after tax recoveries, is expected upon the completion of this reorganization plan. Also in June 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. In mid-December 2001 we closed our Moultrie, Georgia, beverage can plant. To affect these actions, pre-tax charges totaling $271.2 million were recorded in 2001.

Actions taken during 2000 resulted in a charge in the second quarter for packaging business consolidation and investment exit activities. The charge included costs associated with the closure of two beverage can facilities, the elimination of a beverage can production line and the write-down to net realizable value of certain international equity investments.

The charges recorded were based on the estimates of Ball management, actuaries and other independent parties and were developed from information available at the time. Actual outcomes may vary from the estimates, and, as required, changes, if any, have been or will be reflected in current period earnings or as a reduction of goodwill. Additional details regarding business consolidation and acquisition-related activities and associated costs are provided in Note 3 accompanying the consolidated financial statements.

During the second quarter of 2000, we favorably resolved certain state and federal tax matters related to prior years that reduced the overall tax provision by $2.3 million.

In 2000 the Armed Services Board of Contract Appeals sustained our claim to recoverability of costs associated with our ESOP for fiscal years beginning in 1989. As a result, in the third quarter of 2000 we recognized earnings of approximately $7 million ($4.3 million after tax) related to this matter.


NET SALES PER EMPLOYEE
234.3
237.3
312.6
326.1
372.3
97
98
99
00
01
($ in thousands)


CAPITAL SPENDING, DEPRECIATION AND AMORTIZATION
97.7
117.5
84.2
145.0
107.0
162.9
98.7
159.1
68.5
152.5
97
98
99
00
01
($ in millions)
Capital Spending
Depreciation and Amortization


DEBT-TO-TOTAL CAPITALIZATION
53.0
67.7
62.7
62.0
67.4
97
98
99
00
01
(percent)

Financial Condition, Liquidity and Capital Resources

Cash flows from operating activities were $320.8 million in 2001 compared to $176.5 million in 2000 and $306 million in 1999. The increase in 2001 from 2000 was due to planned inventory reductions and lower accounts receivable, partially offset by a decrease in accounts payable. The decrease in 2000 from 1999 was primarily the result of higher accounts receivable and inventory balances.

Free cash flow is the cash remaining from operations reduced by capital spending. We focus on increasing free cash flow as an element in our effort to achieve our primary objective of maximizing shareholder value.

The consolidated statements of our cash flows are summarized as follows:

($ in millions)	2001	2000	1999
Operating cash flows	$ 320.8	$ 176.5	$ 306.0
Capital spending	(68.5)	(98.7)	(107.0)
Free cash flow	252.3	77.8	199.0
Acquisitions of previously leased assets and a PET manufacturing business	(77.9)	–	–
Debt repayments	(62.3)	(48.0)	(151.1)
Share repurchases, net of issuances	(53.8)	(60.9)	(35.5)
Common and preferred dividends	(20.4)	(21.6)	(22.5)
Other	19.6	42.5	11.9
Net change in cash and temporary investments	$ 57.5	$ (10.2)	$ 1.8

Capital expenditures, excluding the effects of business acquisitions and lease buyouts, were $68.5 million, $98.7 million and $107 million in 2001, 2000 and 1999, respectively, and are expected to be approximately $130 million in 2002.

Cash payments required for debt maturities and rental payments under noncancellable operating leases in effect at December 31, 2001, are $97.6 million, $109.7 million, $114.7 million, $15.4 million and $488.3 million for the years 2002 through 2006, respectively, and $268.6 million combined for all years thereafter.

Debt at December 31, 2001, decreased $73.2 million to $1,064.1 million from $1,137.3 million at year end 2000, while cash and temporary investments increased by $57.5 million. Consolidated debt-to-total capitalization increased to 67.4 percent at December 31, 2001, from 62 percent at year end 2000. Capitalization, which we define as the total of debt, minority interests and shareholders' equity, decreased during 2001 due largely to the charges taken in June and December for business consolidation activities as well as our repurchase of company common shares. At December 31, 2001, approximately $596 million was available under the revolving credit facility portion of the Senior Credit Facility. Ball Asia Pacific Holdings Limited and its consolidated subsidiaries had non-recourse short-term uncommitted credit facilities of approximately $87 million at the end of the year, of which $48 million was outstanding.


AVERAGE DEBT LEVELS AND AVERAGE BORROWING RATES
810
6.6
1,070
7.3
1,396
7.7
1,261
7.5
1,205
7.3
97
98
99
00
01
Average Debt Levels ($ in millions)
Average Borrowing Rates (percent)

A receivables sales agreement provides for the ongoing, revolving sale of a designated pool of trade accounts receivable of Ball's U.S. packaging operations, up to $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at December 31, 2001 and 2000, and are reflected as a reduction of accounts receivable in the consolidated balance sheet. In November 2001 we amended the restrictions in our financing agreements to allow for the sale of up to $200 million of designated accounts receivable.

The company was not in default of any loan agreement at December 31, 2001, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, investments, financial ratios, guarantees and the incurrence of additional indebtedness.

Additional details about the company's receivables sales agreement and debt are available in Notes 5 and 9, respectively, accompanying the consolidated financial statements.

Annual cash dividends paid on common stock in 2001, 2000 and 1999 were 30 cents per share each year.

Financial Instruments and Risk Management

In the ordinary course of business, we reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program through established risk management practices.

We have estimated our market risk exposure using sensitivity analysis. Market risk exposure has been defined as the changes in fair value of a derivative instrument assuming a hypothetical 10 percent adverse change in market prices or rates. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Price Risk

We primarily manage our commodity price risk in connection with market price fluctuations of aluminum by entering into customer sales contracts for cans and ends, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales. We also, at times, use certain derivative instruments such as option and forward contracts to hedge commodity price risk.

Considering the effects of derivative instruments, the market's ability to accept price increases and the company's North American and international commodity price exposures to aluminum, a hypothetical 10 percent adverse change in the company's North American and international aluminum prices could have an estimated $2 million impact on net earnings over a one-year period. However, subsequent to December 31, 2001, the company entered into financial derivative contracts which would significantly reduce this hypothetical amount. Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

Steel can sales contracts incorporate annually negotiated metal costs, and plastic container sales contracts include provisions to pass through resin cost changes. As a result, we believe we have minimal, if any, exposure related to changes in the costs of these commodities.

Interest Rate Risk

Our objective in managing exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2001 and 2000, included pay-floating and pay-fixed interest rate swaps, interest rate caps and swaption contracts. Pay-fixed swaps convert floating rate obligations to fixed rate instruments. Pay-floating swaps convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to five years.

The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow under these agreements but do not represent our exposure through the use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

Based on our interest rate exposure at December 31, 2001, assumed floating rate debt levels throughout 2002 and the effects of derivative instruments, a 100 basis point change in interest rates could have an estimated $2 million impact on net earnings over a one-year period. Actual results may vary based on actual changes in market prices and rates and the timing of these changes.

Exchange Rate Risk

Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. We face currency exposures that arise from translating the results of our global operations and maintaining U.S. dollar debt and payables in foreign countries. We primarily use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.

Considering the company's derivative financial instruments outstanding at December 31, 2001, and the currency exposures, a hypothetical 10 percent unfavorable change in the exchange rates compared to the U.S. dollar could have an estimated $7 million impact on net earnings over a one-year period. However, subsequent to December 31, 2001, the company entered into financial derivative contracts which would significantly reduce this hypothetical amount. Actual changes in market prices or rates may differ from hypothetical changes.

Shareholders' Equity

In connection with the company's ongoing share repurchase program, the company sells put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in the company's financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program.

In 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock. In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share. We also entered into a share repurchase agreement during 2000 under which we purchased 1,160,600 shares during the year at an average price of $17.25, and the remainder of 1,021,000 shares in January 2001 at an average price of $17.58 per share.

New Accounting Pronouncement

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings.

For information regarding other recent accounting pronouncements, see Note 1 to the consolidated financial statements.

Contingencies

The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing foreign markets, changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of derivative financial instruments as explained above.

From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

The U.S. economy and the company have experienced minor general inflation during the past several years. Management believes that evaluation of Ball's performance during the periods covered by these consolidated financial statements should be based upon historical financial statements.

Forward-Looking Statements

The company has made or implied certain forward-looking statements in this annual report. These forward-looking statements represent the company's goals and could vary materially from those expressed or implied. Some factors that could cause the company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to, fluctuation in customer growth and demand; product introductions; insufficient production capacity; overcapacity in foreign and domestic metal and plastic container industry production facilities and its impact on pricing and financial results; lack of productivity improvement or production cost reductions; the weather; vegetable and fishing yields; power and natural resource costs; difficulty in obtaining supplies and energy, such as gas and electric power; shortages in and pricing of raw materials; changes in the pricing of the company's products and services; competition in pricing and the possible decrease in, or loss of, sales resulting therefrom; loss of profitability and plant closures; insufficient or reduced cash flow; transportation costs; the inability to continue the purchase of the company's common shares; the ability to obtain adequate credit resources for foreseeable financing requirements of the company's businesses and to satisfy the resulting credit obligations; regulatory action; federal and state legislation; increases in interest rates; labor strikes; increases in various employee benefits and labor costs; boycotts; litigation involving antitrust; intellectual property, consumer and other issues; maintenance and capital expenditures; goodwill impairment; local economic conditions; the authorization, funding and availability of government contracts and the nature and continuation of those contracts and related services provided thereunder; international business and market risks such as the devaluation of international currencies; terrorist activity or war that disrupts the company's production or supply, or pricing of raw materials used in the production of the company's goods and services, and/or disrupts the ability of the company to obtain adequate credit resources for the foreseeable financing requirements of the company's businesses; and successful or unsuccessful acquisitions, joint ventures or divestitures. If the company is unable to achieve its goals, then the company's actual performance could vary materially from those goals expressed or implied in the forward-looking statements.

Report of Management on Financial Statements

The consolidated financial statements contained in this annual report to shareholders are the responsibility of management. These financial statements have been prepared in conformity with generally accepted accounting principles and, necessarily, include certain amounts based on management's informed judgments and estimates. Future events could affect these judgments and estimates.

In fulfilling its responsibility for the integrity of financial information, management maintains and relies upon a system of internal control which is designated to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that transactions are properly recorded to permit the preparation of reliable financial statements in all material respects. To assure the continuing effectiveness of the system of internal controls and to maintain a climate in which such controls can be effective, management establishes and communicates appropriate written policies and procedures; selects, trains and develops qualified personnel; maintains an organizational structure that provides defined lines of responsibility, appropriate delegation of authority and segregation of duties; and maintains a continuous program of internal audits with appropriate management follow-up. Company policies concerning use of corporate assets and conflicts of interest, which require employees to maintain the highest ethical and legal standards in their conduct of the company's business, are important elements of the internal control system.

The board of directors oversees management's administration of company reporting practices, internal controls and the preparation of the consolidated financial statements with the assistance of its audit committee, which is subject to regulation by the Securities and Exchange Commission and the New York Stock Exchange (the Exchange). The board of directors has adopted an audit committee charter that governs the work of the audit committee and is structured to meet the requirements of the Exchange.

R. David Hoover
President and Chief Executive Officer

Raymond J. Seabrook
Senior Vice President and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of shareholders' equity and comprehensive earnings present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado
January 22, 2002, except for Note 14 as to which the date is February 22, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

Ball Corporation and Subsidiaries

($ in millions, except per share amounts)	Years ended December 31, 2001	2000	1999
Net sales	**$ 3,686.1**	$ 3,664.7	$ 3,707.2
Costs and expenses			
Cost of sales (excluding depreciation and amortization)	**3,142.2**	3,067.1	3,111.0
Depreciation and amortization (Notes 7 and 8)	**152.5**	159.1	162.9
Business consolidation costs and other (Note 3)	**271.2**	76.4	–
Selling and administrative	**135.6**	138.9	140.9
Receivable securitization fees and product development (Note 5)	**10.0**	14.1	13.6
	3,711.5	3,455.6	3,428.4
Earnings (loss) before interest and taxes	**(25.4)**	209.1	278.8
Interest expense (Note 9)	**88.3**	95.2	107.6
Earnings (loss) before taxes	**(113.7)**	113.9	171.2
Tax provision (Note 11)	**9.7**	(42.8)	(64.9)
Minority interests	**0.8**	1.0	(1.9)
Equity in results of affiliates	**4.0**	(3.9)	(0.2)
Net earnings (loss)	**(99.2)**	68.2	104.2
Preferred dividends, net of tax	**(2.0)**	(2.6)	(2.7)
Earnings (loss) attributable to common shareholders	**$ (101.2)**	$ 65.6	$ 101.5
Basic earnings (loss) per share (Note 15) [(a)]	**$ (1.85)**	$ 1.13	$ 1.68
Diluted earnings (loss) per share (Note 15) [(a)]	**$ (1.85)**	$ 1.07	$ 1.58

(a) Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Ball Corporation and Subsidiaries

($ in millions)	*December 31,* 2001	2000
Assets		
Current assets		
Cash and temporary investments	$ 83.1	$ 25.6
Receivables, net (Note 5)	172.0	230.2
Inventories, net (Note 6)	449.3	627.5
Deferred taxes and prepaid expenses (Note 11)	89.1	86.0
Total current assets	793.5	969.3
Property, plant and equipment, net (Note 7)	904.4	1,003.7
Goodwill and other assets (Notes 3 and 8)	615.7	676.8
Total Assets	$ 2,313.6	$ 2,649.8
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term debt and current portion of long-term debt (Note 9)	$ 115.0	$ 125.7
Accounts payable	258.5	332.1
Accrued employee costs and other current liabilities	201.2	201.3
Total current liabilities	574.7	659.1
Long-term debt (Note 9)	949.1	1,011.6
Employee benefit obligations, deferred taxes and other liabilities (Notes 11 and 12)	276.0	281.8
Total liabilities	1,799.8	1,952.5
Contingencies (Note 19)		
Minority interests	9.7	14.9
Shareholders' Equity (Note 13)		
Series B ESOP Convertible Preferred Stock	–	53.4
Unearned compensation – ESOP	–	(10.6)
Preferred shareholder's equity	–	42.8
Common stock (75,707,774 shares issued – 2001; 73,546,762 shares issued – 2000) [(a)]	478.9	443.9
Retained earnings	410.0	529.3
Accumulated other comprehensive loss	(43.7)	(29.7)
Treasury stock, at cost (17,890,596 shares – 2001; 17,448,760 shares – 2000) [(a)]	(341.1)	(303.9)
Common shareholders' equity	504.1	639.6
Total shareholders' equity	504.1	682.4
Total Liabilities and Shareholders' Equity	$ 2,313.6	$ 2,649.8

(a) Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Ball Corporation and Subsidiaries

	Years ended December 31,		
($ in millions)	**2001**	2000	1999
Cash Flows from Operating Activities			
Net earnings (loss)	**$ (99.2)**	$ 68.2	$ 104.2
Noncash charges to net earnings:			
Depreciation and amortization	**152.5**	159.1	162.9
Business consolidation costs, net of related equity and minority interest effects	**268.7**	81.3	–
Deferred taxes	**2.5**	9.8	34.3
Other, net	**(46.6)**	(11.8)	6.1
Working capital changes, excluding effects of acquisitions and dispositions:			
Receivables	**33.9**	(9.8)	53.5
Inventories	**155.8**	(73.8)	(49.1)
Accounts payable	**(71.8)**	(12.5)	(5.1)
Accrued salaries and wages	**(37.9)**	15.1	19.3
Other, net	**(37.1)**	(49.1)	(20.1)
Net cash provided by operating activities	**320.8**	176.5	306.0
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(68.5)**	(98.7)	(107.0)
Acquisitions of previously leased assets and a PET manufacturing business	**(77.9)**	–	–
Incentive loan receipts and other, net	**23.5**	46.2	14.3
Net cash used in investing activities	**(122.9)**	(52.5)	(92.7)
Cash Flows from Financing Activities			
Long-term borrowings	**–**	–	23.1
Repayments of long-term borrowings	**(52.0)**	(50.9)	(161.0)
Change in short-term borrowings	**(10.3)**	2.9	(13.2)
Common and preferred dividends	**(20.4)**	(21.6)	(22.5)
Proceeds from issuance of common stock under various employee and shareholder plans	**32.1**	30.7	36.8
Acquisitions of treasury stock	**(85.9)**	(91.6)	(72.3)
Other, net	**(3.9)**	(3.7)	(2.4)
Net cash used in financing activities	**(140.4)**	(134.2)	(211.5)
Net Change in Cash and Temporary Investments	**57.5**	(10.2)	1.8
Cash and Temporary Investments – Beginning of Year	**25.6**	35.8	34.0
Cash and Temporary Investments – End of Year	**$ 83.1**	$ 25.6	$ 35.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings

Ball Corporation and Subsidiaries

	Number of Shares (in thousands)			Years ended December 31, ($ in millions)		
	2001	2000	1999	2001	2000	1999
Series B ESOP Convertible Preferred Stock						
Balance, beginning of year	1,454	1,530	1,587	$ 53.4	$ 56.2	$ 57.2
Shares converted or retired	(1,454)	(76)	(57)	(53.4)	(2.8)	(1.0)
Balance, end of year	–	1,454	1,530	$ –	$ 53.4	$ 56.2
Unearned Compensation – ESOP						
Balance, beginning of year				$ (10.6)	$ (20.5)	$ (29.5)
Amortization				10.6	9.9	9.0
Balance, end of year				$ –	$ (10.6)	$ (20.5)
Common Stock [(a)]						
Balance, beginning of year	73,546	71,700	69,720	$ 443.9	$ 413.0	$ 368.4
Shares issued for stock options and other employee and shareholder stock plans less shares exchanged, and other	2,162	1,846	1,980	35.0	30.9	44.6
Balance, end of year	75,708	73,546	71,700	$ 478.9	$ 443.9	$ 413.0
Retained Earnings						
Balance, beginning of year				$ 529.3	$ 481.2	$ 397.9
Net earnings (loss)				(99.2)	68.2	104.2
Common dividends				(16.5)	(17.5)	(18.2)
Preferred dividends, net of tax				(2.0)	(2.6)	(2.7)
ESOP/treasury stock conversion				(1.6)	–	–
Balance, end of year				$ 410.0	$ 529.3	$ 481.2
Treasury Stock [(a)]						
Balance, beginning of year	(17,448)	(12,066)	(8,810)	$ (303.9)	$ (212.3)	$ (140.0)
Shares reacquired	(3,566)	(5,382)	(3,256)	(85.9)	(91.6)	(72.3)
ESOP/treasury stock conversion	3,124	–	–	48.7	–	–
Balance, end of year	(17,890)	(17,448)	(12,066)	$ (341.1)	$ (303.9)	$ (212.3)

(a) Share amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

	Years ended December 31,					
	2001		2000		1999	
($ in millions)	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Earnings	Accumulated Other Comprehensive Loss	Comprehensive Earnings	Accumulated Other Comprehensive Loss
Comprehensive Earnings (Loss)						
Balance, beginning of year		$ (29.7)		$ (26.7)		$ (31.7)
Net earnings (loss)	$ (99.2)		$ 68.2		$ 104.2	
Foreign currency translation adjustment	(2.1)		(3.2)		4.0	
Minimum pension liability adjustment, net of tax	(3.8)		0.2		1.0	
Effective financial derivatives (Note 16)	(8.1)		–		–	
Other comprehensive earnings (loss)	(14.0)	(14.0)	(3.0)	(3.0)	5.0	5.0
Comprehensive earnings (loss)	$ (113.2)		$ 65.2		$ 109.2	
Balance, end of year		$ (43.7)		$ (29.7)		$ (26.7)

The accompanying notes are an integral part of the consolidated financial statements.

1. Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Ball Corporation and its controlled affiliates (collectively, Ball, the company, we or our). Investments in 20 percent through 50 percent-owned affiliates are accounted for by the equity method where Ball does not control, but exercises significant influence over, operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. Significant intercompany transactions are eliminated. The results of subsidiaries and equity affiliates in Asia are reflected in the consolidated financial statements on a one-month lag.

Subsequent Event

On January 23, 2002, the company declared a two-for-one stock split of its common stock. See Note 14 for additional information.

Reclassifications

Certain prior year amounts have been reclassified in order to conform with the current year presentation.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported amounts of revenues and expenses. These estimates are based on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Foreign Currency Translation

Assets and liabilities of foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of common shareholders' equity.

Revenue Recognition

Sales of products in the packaging segment are recognized upon the transfer of title. In the case of long-term contracts within the aerospace and technologies segment, sales are recognized under the cost-to-cost, percentage-of-completion method. Certain U.S. government contracts contain profit incentives based upon technical and cost performance relative to predetermined targets. Profit incentives are recorded when there is sufficient information to assess anticipated contract performance. Provision for estimated contract losses, if any, is made in the period that such losses are determined.

Temporary Investments

Temporary investments are considered cash equivalents if original maturities are three months or less.

Derivative Financial Instruments

The company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, raw materials purchasing and the common share repurchase program. As required under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 133, all of the company's derivative instruments are recorded in the consolidated balance sheet at fair value. For a derivative designated as a fair value hedge of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately.

Inventories

Inventories are stated at the lower of cost or market. The cost of the aluminum component of U.S. metal beverage container inventories and substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. The cost of remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization

Depreciation is provided using the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings and improvements – 15 to 40 years; machinery and equipment – 5 to 15 years). Through the end of 2001, goodwill was amortized using the straight-line method over 40 years. However, in accordance with SFAS No. 142 (discussed further in the "New Accounting Pronouncements" section) beginning on January 1, 2002, goodwill will no longer be amortized. The company evaluates long-lived assets, including goodwill and other intangibles, when events suggest that they may be impaired or may not be fully recoverable or the depreciation or amortization period should be reconsidered. Beginning in 2002, impairment will be evaluated in accordance with the guidelines to be considered under SFAS No. 142.

Taxes on Income

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred tax assets and operating loss and tax credit carryforwards are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized.

Employee Stock Ownership Plan

On December 14, 2001, Ball's Employee Stock Ownership Plan (ESOP) trust paid the remaining balance of the ESOP loan. At that time, the company discontinued matching the ESOP participants' contributions to the 401(k). All of the preferred shares were converted into the company's common shares and distributed to the participants. Prior to that date, the cost of the ESOP was recorded using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximated program funding. Compensation and interest components of ESOP cost were included in net earnings and preferred dividends, net of related tax benefits, were shown as a reduction from net earnings.

Earnings Per Share

Basic earnings per share are computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Shares converted under the ESOP plan are included after December 14, 2001. Diluted earnings per share reflect the potential dilution that could occur if outstanding dilutive stock options were exercised, and prior to the final repayment of the ESOP loan by the trust, also included the assumed conversion of the Series B ESOP Convertible Preferred Stock into additional outstanding common shares as well as the related earnings adjustment.

New Accounting Pronouncements

In August 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement is effective for Ball beginning January 1, 2002. The company believes there will be no impact upon adoption of this standard.

The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method be used for business combinations. Its provisions became effective for acquisitions after June 30, 2001. SFAS No. 142 establishes accounting guidelines for intangible assets acquired outside of a business combination. It also addresses how goodwill and other intangible assets are to be accounted for after initial recognition in the financial statements. In general goodwill and certain intangible assets will no longer be amortized but will be tested periodically for impairment. Resulting write-downs, if any, will be recognized in the statement of earnings. This statement became effective for Ball beginning January 1, 2002. We are evaluating the impact on the company's results from adopting SFAS No. 142. At this time, we do not anticipate impairment charges upon its adoption and 2002 net earnings are expected to increase by $8 million with the cessation of amortization.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS 133, require all derivatives to be recorded on the balance sheet at fair value and establish new accounting practices for hedge instruments. The adoption of these statements, which became effective for Ball on January 1, 2001, has not had a significant impact on the company's earnings or financial condition.

Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of Accounting Principles Board Opinion No. 25," clarifies certain issues related to the accounting for stock compensation and was effective for Ball as of the beginning of the third quarter of 2000. This interpretation did not have an effect on our reported results in 2001 or 2000.

Staff Accounting Bulletin (SAB) No. 101, which was issued by the U.S. Securities and Exchange Commission, provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for Ball in the fourth quarter of 2000. The adoption of this guidance had an insignificant effect on our results in 2001 and 2000.

The Emerging Issues Task Force (EITF) reached a consensus in September 2000 on a portion of Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires companies to report shipping and handling fees and costs as a component of cost of sales. The effect of this guidance resulted in offsetting increases in net sales and cost of sales in the consolidated statement of earnings and accompanying notes. Reclassifications of $126.9 million and $123 million for 2000 and 1999, respectively, were reflected in those periods for comparative purposes.

2. Business Segment Information

Ball's operations are organized along its product lines and include two segments – the packaging segment and the aerospace and technologies segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See Notes 3 and 4 for information regarding transactions affecting segment results.

Packaging

The packaging segment includes the manufacture and sale of metal container products used primarily in beverage and food packaging and PET (polyethylene terephthalate) plastic container products used principally in beverage packaging. Our consolidated packaging operations are located in and serve North America (the U.S. and Canada) and Asia, primarily the People's Republic of China (PRC). We also have investments in packaging companies in the PRC, Brazil and Thailand, which are accounted for under the equity method, and, accordingly, those results are not included in segment earnings or assets.

Aerospace and Technologies

The aerospace and technologies segment includes defense systems, civil space systems and commercial space operations.

Major Customers

Packaging segment sales to Miller Brewing Company represented approximately 16 percent of net sales in 2001 and 15 percent in both 2000 and 1999. Sales to PepsiCo, Inc., and affiliates represented approximately 13 percent, 14 percent and 13 percent of consolidated net sales in 2001, 2000 and 1999, respectively. Sales to the Coca-Cola Company and affiliates represented 7 percent of consolidated net sales in 2001 and 11 percent in 2000 and 1999. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 31 percent of consolidated net sales in 2001 and 35 percent of consolidated net sales in 2000 and 1999. Sales to various U.S. government agencies by the aerospace and technologies segment, either as a prime contractor or as a subcontractor, represented approximately 10 percent of consolidated net sales in 2001 and 9 percent of consolidated net sales in 2000 and 1999.

Financial data segmented by geographic area is provided below.

Summary of Net Sales by Geographic Area

($ in millions)	U.S.	Other [(a)]	Consolidated
2001	**$ 3,264.3**	**$ 421.8**	**$ 3,686.1**
2000	3,195.9	468.8	3,664.7
1999	3,237.1	470.1	3,707.2

Summary of Long-Lived Assets[(b)] by Geographic Area

($ in millions)	U.S.	PRC	Other [(c)]	Consolidated
2001	**$ 1,351.9**	**$ 123.0**	**$ 45.2**	**$ 1,520.1**
2000	1,565.5	301.8	(186.8)	1,680.5
1999	1,701.6	352.0	(217.3)	1,836.3

(a) Includes the company's net sales in the PRC and Canada, neither of which are significant, intercompany eliminations and other.
(b) Long-lived assets primarily consist of property, plant and equipment, goodwill and other intangible assets.
(c) Includes the company's long-lived assets in Canada, which are not significant, intercompany eliminations and other.

Summary of Business by Segment *($ in millions)*	2001	2000	1999
Net Sales			
North American metal beverage	$ 2,178.6	$ 2,245.5	$ 2,326.4
North American metal food	625.3	576.4	524.1
North American plastic containers	292.7	265.7	255.4
International (Note 3)	170.6	214.1	218.3
Total packaging	3,267.2	3,301.7	3,324.2
Aerospace and technologies	418.9	363.0	383.0
Consolidated net sales	$ 3,686.1	$ 3,664.7	$ 3,707.2
Consolidated Earnings			
Packaging	$ 241.3	$ 278.4	$ 276.7
Business consolidation costs and other (Note 3)	(257.4)	(83.4)	–
Total packaging	(16.1)	195.0	276.7
Aerospace and technologies	31.5	29.0	24.9
Business consolidation costs in 2001 and ESOP settlement in 2000 (Note 3)	(13.8)	7.0	–
Total aerospace and technologies	17.7	36.0	24.9
Segment earnings before interest and taxes	1.6	231.0	301.6
Corporate undistributed expenses	(27.0)	(21.9)	(22.8)
Earnings (loss) before interest and taxes	(25.4)	209.1	278.8
Interest expense	(88.3)	(95.2)	(107.6)
Tax provision	9.7	(42.8)	(64.9)
Minority interests	0.8	1.0	(1.9)
Equity in net results of affiliates	4.0	(3.9)	(0.2)
Consolidated earnings (loss)	$ (99.2)	$ 68.2	$ 104.2
Depreciation and Amortization			
Packaging	$ 138.1	$ 143.9	$ 146.4
Aerospace and technologies	12.4	13.0	13.5
Segment depreciation and amortization	150.5	156.9	159.9
Corporate	2.0	2.2	3.0
Consolidated depreciation and amortization	$ 152.5	$ 159.1	$ 162.9
Net Investment			
Packaging	$ 1,504.4	$ 1,410.9	$ 1,319.7
Aerospace and technologies	190.5	181.8	161.6
Segment net investment	1,694.9	1,592.7	1,481.3
Corporate net investment and eliminations	(1,190.8)	(910.3)	(790.4)
Consolidated net investment	$ 504.1	$ 682.4	$ 690.9
Investments in Equity Affiliates			
Packaging	$ 53.7	$ 65.6	$ 79.0
Aerospace and technologies	15.1	15.6	2.3
Consolidated investments in equity affiliates	$ 68.8	$ 81.2	$ 81.3
Property, Plant and Equipment Additions			
Packaging	$ 53.5	$ 85.9	$ 95.8
Aerospace and technologies	11.8	12.0	10.1
Segment property, plant and equipment additions	65.3	97.9	105.9
Corporate	3.2	0.8	1.1
Consolidated property, plant and equipment additions	$ 68.5	$ 98.7	$ 107.0

3. Business Consolidation Costs and Other

In June 2001 Ball announced the reorganization of its PRC packaging business. As a part of the reorganization plan, we have exited the general line metal can business and have closed one PRC beverage can plant. We are in the process of closing another PRC beverage can plant and relocating production equipment. The remaining actions are expected to be completed during 2002. A $237.7 million pretax charge ($185 million after tax and minority interest impact) was recorded in connection with this reorganization. The charge was comprised of: (1) $90.3 million to write-down fixed assets and related spare parts held for sale to net realizable value, including estimated cost to sell; (2) $64.4 million of goodwill to estimated recoverable amounts; (3) $28.8 million for the acquisition of minority partner interests and write off of unrecoverable equity investments; (4) $24 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (5) $13 million of severance cost and other employee benefits and (6) $17.2 million of decommissioning costs, miscellaneous taxes and other exit costs. Based on current estimates, positive cash flow of approximately $29 million, including tax recoveries, is expected upon the completion of the reorganization plan. Revenues from the general line metal can business were approximately $20.4 million through August 2001, $45 million for the year 2000 and $41.2 million in 1999.

Also in the second quarter of 2001, we ceased operations in two commercial developmental product lines in our aerospace and technologies business. A pretax charge of $16 million ($9.7 million after tax) was recorded in the second quarter of 2001. The charge was comprised of: (1) $10 million of accounts receivable deemed uncollectible and inventories deemed unsalable, both as a direct result of the exit plan; (2) $2 million to write-down fixed assets held for sale to net realizable value, including estimated costs to sell; (3) $3.6 million of decommissioning and other exit costs and (4) $0.4 million of severance and other employee benefit costs.

In November 2001 Ball announced the closure of its Moultrie, Georgia, plant to address overcapacity in the aluminum beverage can industry in North America. The plant was closed in December and the company recorded a charge of $24.7 million ($15 million after tax). The charge included: (1) $15.8 million for the write-down of fixed assets held for sale and related machinery spare parts inventory to estimated net realizable value, including estimated costs to sell; (2) $4.7 million for severance and other employee benefit costs; (3) $3.2 million for other assets and decommissioning costs and (4) $1 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts. Based on current estimates, positive cash flow of approximately $4 million, including tax recoveries, is expected upon completion of the plant closure. This charge was offset in part by the reversal of $7.2 million ($4.5 million after tax) of the June 2001 restructuring charge, primarily due to original estimates exceeding net actual costs as activities are concluded.

The 2001 charges are comprised of:

($ in millions)	Fixed Assets/ Spare Parts	Goodwill	Acquisitions of Minority Partner Interests	Pension / Employee Costs	Other Assets/Costs	Total
Charge to earnings in second quarter 2001:						
PRC	$ 90.3	$ 64.4	$ 28.8	$ 13.0	$ 41.2	$ 237.7
Aerospace and technologies	2.0	–	–	0.4	13.6	16.0
Charge (reversal) to earnings in fourth quarter 2001:						
North America packaging	15.8	–	–	5.7	3.2	24.7
PRC	(7.2)	–	(0.9)	(3.5)	6.6	(5.0)
Aerospace and technologies	(0.1)	–	–	(0.3)	(1.8)	(2.2)
	100.8	64.4	27.9	15.3	62.8	271.2
Payments	–	–	(10.4)	(5.6)	(3.6)	(19.6)
Transfers to assets to reflect estimated realizable values	(100.8)	(64.4)	(19.4)	–	(40.3)	(224.9)
Transfers to liabilities	–	–	1.9	(1.0)	(2.3)	(1.4)
Balance at December 31, 2001	$ –	$ –	$ –	$ 8.7	$ 16.6	$ 25.3

Severance and other benefit costs are associated with the termination of 1,592 employees, primarily manufacturing and administrative personnel. The carrying value of fixed assets remaining for sale in connection with the 2001 charges is $1.1 million.

In the second quarter of 2000, the company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) for packaging business consolidation and investment exit activities in North America and the PRC. The consolidation plan is complete and one plant and a portion of the equipment remain for sale. The $83.4 million charge included: (1) $43.9 million for the write-down to estimated net realizable value of fixed assets held for sale and related spare parts inventory; (2) $9 million for severance, supplemental unemployment and other related benefits; (3) $14.3 million for contractual pension and retirement obligations which have been included in the appropriate liability accounts; (4) $5.4 million for the write-down of goodwill associated with the closed PRC plant; (5) $8.2 million for the write-down of equity investments and (6) $2.6 million for other assets and consolidation costs.

The carrying value of fixed assets remaining for sale in connection with the 2000 business exit activities, as well as the remaining integration activities related to a 1998 acquisition, was approximately $6.1 million at December 31, 2001. Of the $14.2 million of severance and other estimated liabilities accrued as exit costs at December 31, 2000, $9.2 million has been paid and $4.1 million has been reclassified as a reduction of goodwill. The remaining accrued employee severance and other exit costs at December 31, 2001, were less than $1 million.

Subsequent changes to the estimated costs of the 2001 and 2000 business consolidation activities, if any, will be included in current-period earnings.

During the third quarter of 2000, the company recognized cost recovery of approximately $7 million (approximately $4.3 million after tax) related to the Armed Services Board of Contract Appeals upholding the company's claim to recoverability of costs associated with Ball's ESOP for fiscal years beginning in 1989.

4. Acquisition

On December 28, 2001, Ball acquired substantially all of the assets of Wis-Pak Plastics, Inc. (Wis-Pak) for approximately $27.5 million. Additional payments of up to $10 million in total, including interest, are contingent upon the future performance of the acquired business through 2006. The contingent purchase price component will be recognized as the performance levels are achieved. Under the acquisition agreement, we entered into a ten-year agreement to supply 100 percent of Wis-Pak's annual PET container requirements, which are currently 550 million containers. The acquisition is not significant to the packaging segment's financial statements.

Subsequent increases in actual costs, if any, associated with the company's acquisitions will be included in current-period earnings while subsequent decreases, if any, will result in a reduction in goodwill.

5. Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts of $13.5 million at December 31, 2001, and and $15.1 million at December 31, 2000.

A trade accounts receivable securitization agreement provides for the ongoing, revolving sale of a designated pool of U.S. packaging trade accounts receivable, up to $125 million. Net funds received from the sale of the accounts receivable totaled $122.5 million at both December 31, 2001 and 2000, and are reflected as a reduction in accounts receivable in the consolidated balance sheet. Fees incurred in connection with the sale of accounts receivable totaled $5.5 million in 2001, $8.4 million in 2000 and $7 million in 1999.

Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $60.7 million and $100.1 million at December 31, 2001 and 2000, respectively, and include unbilled amounts representing revenue earned but contractually not yet billable of $19.9 million and $47.2 million, respectively. The average length of the long-term contracts is approximately three years and the average length remaining on those contracts at December 31, 2001, was approximately 13 months. Approximately $3.6 million of unbilled receivables at December 31, 2001, is expected to be collected after one year and is related to fees and cost withholds that will be paid upon completion of milestones or other contract terms, as well as final overhead rate settlements.

6. Inventories

($ in millions)	December 31, 2001	2000
Raw materials and supplies	$ 148.9	$ 214.9
Work in process and finished goods	300.4	412.6
	$ 449.3	$ 627.5

Approximately 40 percent and 41 percent of total inventories at December 31, 2001 and 2000, respectively, were valued using the LIFO method of accounting. Inventories at December 31, 2001 and 2000 would have been $3.5 million and $5.7 million higher, respectively, than the reported amounts if the FIFO method of accounting, which approximates replacement cost, had been used for those inventories.

7. Property, Plant and Equipment

($ in millions)	December 31, 2001	2000
Land	$ 49.5	$ 52.1
Buildings	456.8	438.9
Machinery and equipment	1,398.5	1,410.2
	1,904.8	1,901.2
Accumulated depreciation	(1,000.4)	(897.5)
	$ 904.4	$ 1,003.7

Depreciation expense amounted to $137.9 million, $142.2 million and $143.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The significant reduction in property, plant and equipment during 2001 as a result of reorganization activities in the PRC and North America (discussed in Note 3) was, in part, offset by the acquisition of previously leased assets and the assets obtained in the acquisition of Wis-Pak (discussed in Note 4).

8. Goodwill and Other Assets

($ in millions)	December 31, 2001	2000
Goodwill (net of accumulated amortization of $65.2 and $54.5 at December 31, 2001 and 2000, respectively)	$ 357.8	$ 436.8
Investments in affiliates	68.8	81.2
Prepaid pension	101.0	67.1
Other	88.1	91.7
	$ 615.7	$ 676.8

Total amortization expense, including that in connection with goodwill, amounted to $14.6 million, $16.9 million and $19.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which $10.7 million, $12.6 million and $13.4 million related to the amortization of goodwill. Goodwill of $64.4 million was written off in connection with the business consolidation in the PRC as discussed in Note 3. The remaining reduction in goodwill since December 31, 2000, is the result of cost allocation adjustments related to past acquisitions as required in accordance with generally accepted accounting principles, offset in large part by the initial estimate of goodwill in connection with the Wis-Pak acquisition (discussed in Note 4).

9. Debt and Interest Costs

Short-term debt consisted of non-recourse Asian bank facilities, of which $48 million and $58.5 million were outstanding at December 31, 2001 and 2000, respectively. The weighted average interest rate of the outstanding facilities was 5.7 percent at December 31, 2001, and 6.5 percent at December 31, 2000.

Long-term debt at December 31 consisted of the following:

($ in millions)	December 31, 2001	2000
Notes Payable		
7.75% Senior Notes due August 2006	$ 300.0	$ 300.0
8.25% Senior Subordinated Notes due August 2008	250.0	250.0
Senior Credit Facility:		
Term Loan A due August 2004 (2001 – 2.8125%; 2000 – 7.5%)	245.0	295.0
Term Loan B due March 2006 (2001 –3.8125%; 2000 –8.5%)	194.0	196.0
Industrial Development Revenue Bonds		
Floating rates due through 2011 (2001 – 1.45%; 2000 – 5%)	27.1	27.1
ESOP Debt Guarantee		
9.60% installment note due through 2001	–	10.7
	1,016.1	1,078.8
Less: Current portion of long-term debt	(67.0)	(67.2)
	$ 949.1	$ 1,011.6

The company's Senior Credit Facility bears interest at variable rates and is comprised of the following: (1) Term Loan A due in installments through August 2004; (2) Term Loan B due in installments through March 2006; (3) a $575 million revolving credit facility, comprised of a $125 million, 364-day annually renewable facility and a $450 million long-term committed facility expiring in August 2004 and (4) a $50 million long-term committed Canadian facility expiring in November 2002. At December 31, 2001, $596 million was available under the committed facilities, after allowing for outstanding letters of credit.

The Senior Notes, Senior Subordinated Notes and Senior Credit Facility agreements are guaranteed on a full, unconditional and joint and several basis by certain of the company's domestic wholly-owned subsidiaries. All amounts outstanding under the Senior Credit Facility are secured by: (1) a pledge of 100 percent of the stock owned by the company in its direct and indirect majority-owned domestic subsidiaries and (2) a pledge of the company's stock, owned directly or indirectly, of certain foreign subsidiaries, which equals 65 percent of the stock of each such foreign subsidiary. Separate financial statements for the guarantor subsidiaries and the non-guarantor subsidiaries are not presented because management has determined that such financial statements would not be material to investors. Condensed, consolidating financial information for the company, segregating the guarantor subsidiaries and non-guarantor subsidiaries, will be provided in an exhibit to the Form 10-K for the year ended December 31, 2001.

Ball's subsidiary and its consolidated affiliates in the PRC had non-recourse short-term uncommitted credit facilities of approximately $87 million, of which $48 million was outstanding at December 31, 2001.

Maturities of all fixed long-term debt obligations outstanding at December 31, 2001, are $67 million, $87 million, $100.1 million, $10 million and $486 million for the years ending December 31, 2002 through 2006, respectively, and $266 million thereafter.

Ball issues letters of credit in the ordinary course of business to secure liabilities recorded in connection with industrial development revenue bonds and insurance arrangements, of which $28.6 million were outstanding at December 31, 2001. Ball also has provided a completion guarantee representing 50 percent of the $30.5 million of debt issued by our Brazilian joint venture to fund the construction of facilities.

The company was not in default of any loan agreement at December 31, 2001, and has met all payment obligations. The U.S. note agreements, bank credit agreement and industrial development revenue bond agreements contain certain restrictions relating to dividends, share repurchases, investments, financial ratios, guarantees and the incurrence of additional indebtedness.

A summary of total interest cost paid and accrued follows:

($ in millions)	2001	2000	1999
Interest costs	$ 89.7	$ 98.5	$ 109.6
Amounts capitalized	(1.4)	(3.3)	(2.0)
Interest expense	$ 88.3	$ 95.2	$ 107.6
Interest paid during the year	$ 89.0	$ 96.8	$ 111.2

10. Leases

The company leases warehousing and manufacturing space and certain manufacturing equipment, primarily within the packaging segment, and office space, primarily within the aerospace and technologies segment. Under certain of these lease arrangements, the company has the option to purchase the leased facilities and equipment for a total purchase price at the end of the lease term of approximately $40.6 million. If we elect not to purchase the facilities and equipment and do not enter into a new lease arrangement, Ball will be required to compensate the lessors for the difference between a guaranteed minimum residual value of approximately $30.9 million and the fair market value of the assets, if less. Ball may also incur other incremental costs to discontinue or relocate the business activities associated with these leased assets. These agreements contain certain restrictions relating to dividends, investments and borrowings. Total noncancellable operating leases in effect at December 31, 2001, require rental payments of $30.6 million, $22.7 million, $14.6 million, $5.4 million and $2.3 million for the years 2002 through 2006, respectively, and $2.6 million combined for all years thereafter. Lease expense for all operating leases was $58.1 million, $63.4 million and $44.8 million in 2001, 2000 and 1999, respectively.

11. Taxes on Income

The amounts of earnings (losses) before income taxes by national jurisdiction follow:

($ in millions)	2001	2000	1999
U.S.	$ 112.8	$ 144.0	$ 161.5
Foreign	(226.5)	(30.1)	9.7
	$ (113.7)	$ 113.9	$ 171.2

The provision for income tax expense (benefit) was as follows:

($ in millions)	2001	2000	1999
Current			
U.S.	$ (5.3)	$ 28.5	$ 23.5
State and local	(7.7)	0.9	2.2
Foreign	0.8	3.6	4.9
Total current	(12.2)	33.0	30.6
Deferred			
U.S.	(8.2)	12.8	28.7
State and local	6.9	2.5	4.6
Foreign	3.8	(5.5)	1.0
Total deferred	2.5	9.8	34.3
Provision for income taxes	$ (9.7)	$ 42.8	$ 64.9

The current and deferred U.S. benefits above include the offsetting effects of a $34 million minimum tax credit reclassified from current to deferred since full realization is expected in 2002 and beyond.

The income tax benefit or expense recorded within the consolidated statement of earnings differs from the amount of benefit or expense determined by applying the U.S. statutory tax rate to pretax earnings or loss as a result of the following:

($ in millions)	2001	2000	1999
Statutory U.S. federal income tax	$ (39.8)	$ 39.8	$ 59.9
Increase (decrease) due to:			
Company-owned life insurance	(2.9)	(3.1)	(2.1)
Research and development tax credits	(1.3)	(3.1)	(3.0)
Foreign operations and royalty income	1.0	3.2	2.9
U.S. tax effects of China restructuring and nondeductible goodwill	28.6	1.3	–
State and local taxes, net	2.8	1.9	4.4
Other, net	1.9	2.8	2.8
Provision for taxes	$ (9.7)	$ 42.8	$ 64.9
Effective tax rate expressed as a percentage of pretax earnings	(8.6)%	37.6%	37.9%

At December 31, 2001, the company had capital loss carryforwards, expiring in 2004, of $23.7 million with a related tax benefit of $9.3 million. That benefit has been fully offset by a valuation allowance as the company currently does not anticipate capital gains in the carryforward period to allow realization of the tax benefit.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

Net income tax payments were $0.2 million, $28.8 million and $29.6 million for 2001, 2000 and 1999, respectively.

The significant components of deferred tax assets and liabilities at December 31 were:

($ in millions)	2001	2000
Deferred tax assets:		
Deferred compensation	$ (37.8)	$ (35.2)
Accrued employee benefits	(62.1)	(63.3)
Plant closure costs	(49.3)	(38.4)
Minimum tax credits	(34.0)	–
Other	(45.5)	(43.6)
Total deferred tax assets	(228.7)	(180.5)
Deferred tax liabilities:		
Depreciation	161.6	139.5
Other	59.7	36.6
Total deferred tax liabilities	221.3	176.1
Net deferred tax asset	$ (7.4)	$ (4.4)

12. Pension and Other Postemployment Benefits

The company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. In addition, the plan covering salaried employees in Canada includes a defined contribution feature. Plans for hourly employees provide benefits based on fixed rates for each year of service. Our policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of common stocks and fixed income securities.

The company sponsors defined benefit and defined contribution postretirement health care and life insurance plans for substantially all U.S. and Canadian employees. Employees may also qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the Ball-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.

In Canada, the company provides supplemental medical and other benefits in conjunction with Canadian provincial health care plans. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. Ball provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Life insurance benefits are noncontributory. We have no commitments to increase benefits provided by any of the post-employment benefit plans.

An analysis of the change in benefit accruals for 2001 and 2000 follows:

	Pension Benefits		Other Postemployment Benefits	
($ in millions)	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 455.7	$ 418.3	$ 99.4	$ 97.3
Service cost	13.1	12.4	2.4	1.9
Interest cost	34.4	32.0	7.6	7.6
Benefits paid	(29.0)	(18.7)	(5.1)	(3.9)
Net actuarial (gain) loss	25.5	(1.8)	7.9	(6.1)
Special termination	–	11.4	–	1.7
Other, net	10.7	2.1	(0.9)	0.9
Benefit obligation at end of year	510.4	455.7	111.3	99.4
Change in plan assets:				
Fair value of assets at beginning of year	466.7	435.4	–	–
Actual return on plan assets	(44.4)	30.8	–	–
Employer contributions	26.9	21.9	5.1	3.8
Benefits paid	(29.0)	(18.7)	(5.1)	(3.9)
Other, net	(4.3)	(2.1)	–	0.1
Fair value of assets at the measurement date	415.9	467.3	–	–
Additional contributions	32.2	–	1.3	1.3
Funded status	(62.3)	11.6	(110.0)	(98.1)
Unrecognized net actuarial loss (gain)	130.5	16.5	(3.2)	(11.9)
Unrecognized prior service cost	28.0	14.9	3.6	4.0
Unrecognized transition asset	–	(0.6)	–	–
Prepaid (accrued) benefit cost	$ 96.2	$ 42.4	$ (109.6)	$ (106.0)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Other Postemployment Benefits	
($ in millions)	2001	2000	2001	2000
Prepaid benefit cost	$ 105.7	$ 56.2	$ –	–
Accrued benefit liability	(31.5)	(30.0)	(109.6)	(106.0)
Intangible asset	13.2	12.9	–	–
Accumulated other comprehensive loss	8.8	3.3	–	–
Net amount recognized	$ 96.2	$ 42.4	$ (109.6)	$ (106.0)

Components of net periodic benefit cost were:

	Pension Benefits			Other Postemployment Benefits		
($ in millions)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 13.1**	$ 12.4	$ 14.2	**$ 2.4**	$ 1.9	$ 1.7
Interest cost	**34.4**	32.0	29.1	**7.6**	7.6	6.5
Expected return on plan assets	**(45.1)**	(42.3)	(37.6)	**–**	–	–
Amortization of prior service cost	**1.4**	1.4	1.1	**0.4**	0.3	–
Amortization of transition asset	**(0.6)**	(3.1)	(3.2)	**–**	–	–
Curtailment loss	**0.4**	7.9	0.5	**–**	–	–
Recognized net actuarial loss (gain)	**0.4**	0.7	1.7	**(0.9)**	(0.7)	(0.3)
Net periodic benefit cost	**4.0**	9.0	5.8	**9.5**	9.1	7.9
Expense of defined contribution plans	**0.6**	0.7	0.7	**–**	–	–
Net periodic benefit cost	**$ 4.6**	$ 9.7	$ 6.5	**$ 9.5**	$ 9.1	$ 7.9

Weighted average assumptions at the measurement date were:

	Pension Benefits			Other Postemployment Benefits		
($ in millions)	**2001**	2000	1999	**2001**	2000	1999
Discount rate	**7.39%**	7.84%	7.84%	**7.43%**	7.85%	7.82%
Rate of compensation increase	**3.30%**	3.30%	3.33%	**N/A**	N/A	N/A
Expected long-term rates of return on assets	**9.62%**	9.81%	9.82%	**N/A**	N/A	N/A

The expected long-term rates of return on assets are calculated by applying the expected rate of return to a market related value of plan assets at the beginning of the year, adjusted for the weighted average expected contributions and benefit payments. The market related value of plan assets used to calculate expected return was $479.8 million at September 30, 2001, $433.9 million at September 30, 2000, and $382.8 million at December 31, 1999. The measurement date for determining the market related value of plan assets was changed during 2000 from December 31 to September 30 in order to utilize more timely and accurate data in determining pension estimates. This change had an insignificant impact on the 2000 financial statements.

For pension plans, accumulated gains and losses in excess of a 10 percent corridor, the prior service cost and the transition asset are being amortized on a straight-line basis from the date recognized over the average remaining service period of active participants. For other postemployment benefits, the 10 percent corridor is not used for accumulated actuarial gains and losses, and they are amortized over 10 years.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $94.1 million, $92.9 million and $60.7 million, respectively, as of December 31, 2001.

For the U.S. health care plans at December 31, 2001, a 5.5 percent health care cost trend rate was used for pre-65 and post-65 benefits, and trend rates were assumed to remain level for 2002 and subsequent years. For the Canadian plans, a 6.5 percent health care cost trend rate was used, which was assumed to decrease to 4.5 percent by 2006 and remain at that level in subsequent years.

Health care cost trend rates can have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would increase or decrease the total of service and interest cost by approximately $0.3 million and the postemployment benefit obligation by approximately $3.6 million.

The additional minimum pension liability, less related intangible asset, was recognized net of tax benefits as a component of shareholders' equity within accumulated other comprehensive loss.

Other Benefit Plans

Substantially all employees within the company's aerospace and technologies segment who participate in Ball's 401(k) salary conversion plan receive a performance-based matching cash contribution of up to 4 percent of base salary. The company was required to contribute $1.9 million of additional compensation related to this program for the year 2000. In addition, prior to the payment of the ESOP loan by the trust on December 14, 2001, (discussed in Note 13), substantially all U.S. salaried employees and certain

U.S. nonunion hourly employees who participate in Ball's 401(k) salary conversion plan automatically participated in the company's ESOP through an employer matching contribution. Cash contributions to the ESOP trust, including preferred dividends, were used to service the ESOP debt and were $11.4 million in 2001, $11.5 million in 2000 and $11.6 million in 1999. Interest paid by the ESOP trust for its borrowings was $0.7 million, $1.7 million and $2.6 million for 2001, 2000 and 1999, respectively. Subsequent to the payment of the ESOP loan by the trust on December 14, 2001, the company began matching employee contributions to the company's 401(k) with shares of Ball common stock beginning on January 1, 2002. Matching contributions are limited to 50 percent of up to 6 percent of a participant's annual salary.

13. Shareholders' Equity

At December 31, 2001, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock.

In accordance with plan provisions, effective December 14, 2001, the ESOP loan was paid by the trust and each related preferred share was converted into 1.1552 common shares, which were issued out of treasury stock. These common shares have been transferred to the company's 401(k) plan under which the employees have the option to convert them to other investments.

Under the company's successor Shareholder Rights Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of Ball Corporation common stock. Subject to adjustment, each Right entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $130 per Right. If a person or group acquires 15 percent or more of the company's outstanding common stock (or upon occurrence of certain other events), the Rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of Ball Corporation common stock at a 50 percent discount. The Rights, which expire in 2006, are redeemable by the company at a redemption price of one cent per Right and trade with the common stock. Exercise of such Rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of Ball's board of directors. The Rights would not interfere with any merger or other business combinations approved by the board of directors.

Common shares were reserved at December 31, 2001, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans.

In connection with the employee stock purchase plan, the company contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction toward the purchase of Ball Corporation common stock. Company contributions for this plan were approximately $1.8 million in 2001, $1.9 million in 2000 and $1.8 million in 1999.

Accumulated Other Comprehensive Loss

The activity related to accumulated other comprehensive loss was as follows:

($ in millions)	Foreign Currency Translation	Minimum Pension Liability (net of tax)	Effective Financial Derivatives (a)	Accumulated Other Comprehensive Loss
December 31, 1998	$ (28.6)	$ (3.1)	$ –	$ (31.7)
1999 change	4.0	1.0	–	5.0
December 31, 1999	(24.6)	(2.1)	–	(26.7)
2000 change	(3.2)	0.2	–	(3.0)
December 31, 2000	(27.8)	(1.9)	–	(29.7)
2001 change	(2.1)	(3.8)	(8.1)	(14.0)
December 31, 2001	$ (29.9)	$ (5.7)	$ (8.1)	$ (43.7)

(a) Please refer to Note 16 for a discussion of the company's use of derivative financial instruments.

The minimum pension liability component of other comprehensive earnings (loss) is presented net of related tax expense of $2.1 million, $1.4 million and $0.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. No tax benefit has been provided on the foreign currency translation loss component for any period, as the undistributed earnings of the company's foreign investments will continue to be reinvested.

Stock Options and Restricted Shares

The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees at the market value of the stock at the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder, which are valued at fair market value on the date exercised. Options terminate 10 years from date of grant. Tier A options are exercisable in four equal installments commencing one year from date of grant, with the exception of certain Tier A options granted in 1998, which became exercisable in October 2001 after the company's common stock price reached $30 or greater for 10 consecutive days. Tier B options vested in April 1999 when the company's stock price closed at specified levels. Approximately $4.7 million was recorded as compensation expense at the time the Tier B options became exercisable, and common stock was increased accordingly.

Ball adopted a Deposit Share Program in March 2001 that, by matching purchased shares with restricted shares, encourages certain senior management employees and outside directors to invest in Ball stock. Participants have until March 2003 to acquire shares in order to receive the matching restricted share grants. Restrictions on the matching shares lapse at the end of four years from date of grant, or earlier if established share ownership guidelines are met and if the qualifying purchased shares are not sold or transferred prior to that time. A total of 548,000 shares are available for grant under this program, of which 325,534 were granted as of December 31, 2001. This plan is accounted for as a variable plan where expense is recorded based upon the current market price of the company's common stock until restrictions lapse. The effect of this program has not been significant to earnings or financial position during the year.

The company also granted 260,000 shares of restricted stock to certain management employees during 1998 at a price of $17.50 per share. Restrictions on these shares lapsed in tranches during 2000, 2001 and early 2002 based on the company achieving certain standards of performance.

A summary of stock option activity for the years ended December 31 follows (retroactively restated for the two-for-one stock split discussed in Note 14):

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,308,510	$ 17.297	3,853,590	$ 17.329	4,326,792	$ 15.442
Tier A options exercised	(1,186,986)	15.513	(184,584)	13.352	(788,566)	14.813
Tier B options exercised	(215,000)	12.188	–	–	(111,000)	12.188
Tier A options granted	976,684	21.960	760,750	16.531	602,200	26.930
Tier A options canceled	(99,670)	20.857	(121,246)	19.506	(175,836)	18.317
Outstanding at end of year	3,783,538	19.252	4,308,510	17.297	3,853,590	17.329
Exercisable at end of year	1,951,746	17.567	2,516,980	15.863	2,174,090	14.978
Reserved for future grants	2,315,876		3,566,978		4,256,260	

Additional information regarding options outstanding at December 31, 2001, follows (retroactively restated for the two-for-one stock split discussed in Note 14):

	Exercise Price Range			
	$12.188 - $16.531	$17.500 - $17.969	$21.225 - $27.563	Total
Number of options outstanding	1,190,570	991,198	1,601,770	3,783,538
Weighted average exercise price	14.900	17.724	23.432	19.252
Weighted average remaining contractual life	6.57 years	6.08 years	8.39 years	7.22 years
Number of shares exercisable	721,692	882,548	347,506	1,951,746
Weighted average exercise price	13.840	17.694	24.985	17.567

These options cannot be traded in any equity market. However, based on the Black-Scholes option pricing model, adapted for use in valuing compensatory stock options in accordance with SFAS No. 123, Tier A options granted in 2001, 2000 and 1999 have estimated weighted average fair values at the date of grant of $7.80 per share, $6.08 per share and $8.66 per share, respectively. Under the same methodology, Tier B options granted during 1997 have an estimated weighted average fair value at the date of grant of $4.27 per share. The actual value an employee may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an employee will be at or near the value estimated. The fair values were estimated using the following weighted average assumptions:

	2001 Grants	2000 Grants	1999 Grants
Expected dividend yield	0.91%	1.30%	1.52%
Expected stock price volatility	33.75%	32.43%	29.80%
Risk-free interest rate	4.84%	6.36%	5.34%
Expected life of options	5.25 years	5.5 years	5.5 years

Ball accounts for its stock-based employee compensation programs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." If we had elected to recognize compensation based upon the calculated fair value of the options granted after 1994, pro forma net earnings and earnings per share would have been:

($ in millions, except per share amounts)	*Years ended December 31,* 2001	2000	1999
As reported:			
Net earnings (loss)	$ (99.2)	$ 68.2	$ 104.2
Basic earnings (loss) per share	(1.85)	1.13	1.68
Diluted earnings (loss) per share	(1.85)	1.07	1.58
Pro forma results:			
Net earnings (loss)	$ (102.8)	$ 65.6	$ 100.6
Basic earnings (loss) per share	(1.92)	1.09	1.62
Diluted earnings (loss) per share	(1.92)	1.03	1.52

14. Subsequent Event – Two-for-One Stock Split and Dividend Increase

On January 23, 2002, the company's board of directors declared a two-for-one split of our stock, increased the next quarterly dividend and authorized the repurchase of additional common shares. The stock split was effective February 22, 2002, for all shareholders of record on February 1, 2002. As a result of the stock split, all amounts related to earnings per share, options and outstanding shares have been retroactively restated as if the split had occurred as of January 1, 1999.

15. Earnings per Share

The following table provides additional information on the computation of earnings per share amounts. Share and per share information have been retroactively restated for the two-for-one stock split discussed in Note 14.

($ in millions, except per share amounts)	*Years ended December 31,* 2001	2000	1999
Basic Earnings per Share			
Net earnings (loss)	$ (99.2)	$ 68.2	$ 104.2
Preferred dividends, net of tax	(2.0)	(2.6)	(2.7)
Earnings (loss) attributable to common shareholders	$ (101.2)	$ 65.6	$ 101.5
Weighted average common shares *(000s)*	54,880	58,080	60,340
Basic earnings (loss) per share	$ (1.85)	$ 1.13	$ 1.68
Diluted Earnings per Share			
Net earnings (loss)	$ (99.2)	$ 68.2	$ 104.2
Adjustments for deemed ESOP cash contribution in lieu of the ESOP Preferred dividend	(1.4)	(2.0)	(2.0)
Adjusted earnings (loss) attributable to common shareholders	$ (100.6)	$ 66.2	$ 102.2
Weighted average common shares *(000s)*	54,880	58,080	60,340
Effect of dilutive securities:			
Dilutive effect of stock options and restricted shares	896	512	952
Common shares issuable upon conversion of the ESOP Preferred stock	3,082	3,442	3,608
Weighted average shares applicable to diluted earnings per share	58,858	62,034	64,900
Diluted earnings (loss) per share	$ (1.85)	$ 1.07	$ 1.58

The following options have been excluded for the respective years from the computation of the annual diluted earnings per share calculation since they were anti-dilutive (i.e., the exercise price exceeded the average closing market price of common stock for the year):

Exercise Price	Expiration	2001	2000	1999
$ 17.500	2008	–	490,000	–
$ 17.813	2005	–	257,700	–
$ 17.969	2008	–	561,100	–
$ 22.156	2008	–	197,500	–
$ 27.563	2009	403,470	484,676	519,300
Various	Various	–	71,892	–
Total		403,470	2,062,868	519,300

16. Financial Instruments and Risk Management

Policies and Procedures

In the ordinary course of business we employ established risk management policies and procedures to reduce our exposure to commodity price changes, changes in interest rates, fluctuations in foreign currencies and the company's common share repurchase program.

Unrealized gains and losses on outstanding derivative contracts are recorded in the balance sheet as other current assets or other current liabilities. The effective portion of cash flow hedges is recorded in other comprehensive earnings and the ineffective portion, if any, is charged directly against earnings. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. Gains and losses upon the early termination of effective derivative contracts are deferred in other comprehensive earnings and amortized to earnings in the same period as the originally hedged item affects earnings.

Commodity Price Risk

Our objective in managing our exposure to commodity price changes is to limit the impact of raw material price changes on earnings and cash flow through arrangements with customers and suppliers, and, at times, through the use of certain derivative instruments such as options and forward contracts designated as hedges. We manage our commodity price risk in connection with market price fluctuations of aluminum primarily by entering into can and end sales contracts, which include aluminum-based pricing terms that consider price fluctuations under our commercial supply contracts for aluminum purchases. The terms include "band" pricing where there is an upper and lower limit, a fixed price or only an upper limit to the aluminum component pricing. This matched pricing affects substantially all of our North American metal beverage packaging net sales.

At December 31, 2001, the company had aluminum forward contracts with notional amounts of $249 million hedging its aluminum purchase contracts. These forward contract agreements expire in less than one year and up to three years. Included in shareholders' equity at December 31, 2001, within accumulated other comprehensive loss, is a net loss of $5 million associated with these contracts, $6 million of which is expected to be recognized in the consolidated statement of earnings during 2002 and will be offset by higher revenue from fixed price sales contracts. At December 31, 2000, the company had aluminum forward contracts with notional amounts of $124 million hedging the aluminum in the aluminum purchase contracts.

The company's equity joint ventures also had aluminum forward contracts with notional amounts of $29 million and $20 million hedging aluminum purchase contracts at December 31, 2001 and 2000, respectively. The forward contract agreements at December 31, 2001, expire at various times up to two years.

Interest Rate Risk

Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We manage this primarily through the use of cash flow hedges and, at times, derivatives that limit the cash flow impact but not necessarily the earnings impact in cases where they do not qualify for favorable accounting treatment. To achieve these objectives, we use a variety of interest rate swaps, collars and options to manage our mix of floating and fixed-rate debt. Interest rate instruments held by the company at December 31, 2001, included pay-floating and pay-fixed interest rate swaps and swaption contracts. Pay-fixed swaps convert floating rate obligations to fixed rate instruments. Pay-floating swaps convert fixed-rate obligations to variable rate instruments. Swap agreements expire at various times up to five years. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions, which are expected to perform fully under the terms of the agreements.

Interest rate swap agreements outstanding at December 31, 2001, had notional amounts of $210 million at a floating rate and $442 million at a fixed rate, or a net fixed position of $232 million. Approximately $3 million of loss associated with these contracts is included in other accumulated comprehensive loss at December 31, 2001. Of this amount, assuming current interest rates, approximately $1 million is expected to be recognized in the consolidated statement of earnings during 2002. At December 31, 2000, the agreements had notional amounts of $10 million at a floating rate and $154 million at a fixed rate, or a net fixed position of $144 million.

The fair value of all non-derivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that we would pay or receive upon termination of the contracts at December 31, 2001 and 2000, taking into account any unrealized gains and losses on open contracts.

	2001		2000	
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt.....	$ 1,016.1	$ 1,042.2	$ 1,078.8	$ 1,059.4
Unrealized net gain (loss) on derivative contracts relating to debt.....	–	(6.1)	–	1.3

Exchange Rate Risk

Our objective in managing exposure to foreign currency fluctuations is to protect foreign cash flow and reduce earnings volatility associated with foreign exchange rate changes through the use of cash flow hedges. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Hong Kong dollar, Canadian dollar, Chinese renminbi, Thai baht and Brazilian real. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries. We use forward contracts to manage our foreign currency exposures and, as a result, gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets and liabilities.

Shareholders' Equity

In connection with the company's ongoing share repurchase program, from time to time we sell put options which give the purchaser of those options the right to sell shares of the company's common stock to the company on specified dates at specified prices upon the exercise of those options. The put option contracts allow us to determine the method of settlement, either in cash or shares. As such, the contracts are considered equity instruments and changes in the fair value are not recognized in our financial statements. Our objective in selling put options is to lower the average purchase price of acquired shares in connection with the share repurchase program. At December 31, 2001, there were put option contracts outstanding for 250,000 shares at an average price of $29.04 per share. During 2001 we received $0.6 million in premiums for option contracts of which all are still outstanding. The premiums received are shown as a reduction in treasury stock.

Also in connection with the ongoing share repurchase program, in 2001 we entered into a forward share repurchase agreement to purchase shares of the company's common stock. In January 2002, we purchased 736,800 shares under this agreement at an average price of $33.58 per share. We also entered into a share repurchase agreement during 2000 under which we purchased 1,160,600 shares during the year at an average price of $17.25, and the remainder of 1,021,000 shares in January 2001 at an average price of $17.58 per share.

New Accounting Pronouncement

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivative instruments, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The effective portions of changes in the fair value of derivative instruments designated as cash flow hedges are recorded in other comprehensive earnings and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in current period earnings. The adoption of this standard did not have a significant impact on the company's earnings or financial position.

17. Quarterly Results of Operations (Unaudited)

The company's fiscal quarters end on the Sunday nearest the calendar quarter end. The fiscal years end on December 31.

2001 Quarterly Information

During the second quarter of 2001, the company recorded a $237.7 million pretax charge ($185 million after tax and minority interest impact) for the reorganization of its business in the PRC as well as a $16 million pretax charge associated with the cessation of operations in two commercial aerospace and technologies segment developmental product lines. A fourth quarter pretax charge of $24.7 million was recorded in connection with the closure of a comparatively less efficient beverage can manufacturing facility, which was partially offset by a $7.2 million reversal of the charges taken in the second quarter for the PRC and aerospace and technologies business consolidation activities.

2000 Quarterly Information

The company recorded an $83.4 million pretax charge ($55 million after tax, minority interests and equity earnings impacts) in the second quarter for packaging business consolidation and investment exit activities. Additional details about the charge, credits and related activities are provided in Note 3.

($ in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2001					
Net sales [(a)]	$ 850.0	$ 992.6	$ 1,000.5	$ 843.0	$ 3,686.1
Gross profit [(b)]	95.1	107.0	116.1	94.9	413.1
Net earnings (loss)	18.5	(162.1)	36.3	8.1	(99.2)
Preferred dividends, net of tax	(0.6)	(0.6)	(0.6)	(0.2)	(2.0)
Earnings (loss) attributable to common shareholders	$ 17.9	$ (162.7)	$ 35.7	$ 7.9	$ (101.2)
Basic earnings (loss) per share [(c)]	$ 0.33	$ (2.96)	$ 0.65	$ 0.14	$ (1.85)
Diluted earnings (loss) per share [(c)]	$ 0.31	$ (2.96)	$ 0.61	$ 0.14	$ (1.85)
2000					
Net sales [(a)]	$ 846.0	$ 995.0	$ 996.0	$ 827.7	$ 3,664.7
Gross profit [(b)]	102.6	127.0	134.1	103.1	466.8
Net earnings (loss)	20.0	(15.4)	44.5	19.1	68.2
Preferred dividends, net of tax	(0.6)	(0.7)	(0.6)	(0.7)	(2.6)
Earnings (loss) attributable to common shareholders	$ 19.4	$ (16.1)	$ 43.9	$ 18.4	$ 65.6
Basic earnings (loss) per share [(c)]	$ 0.33	$ (0.27)	$ 0.76	$ 0.33	$ 1.13
Diluted earnings (loss) per share [(c)]	$ 0.31	$ (0.27)	$ 0.71	$ 0.31	$ 1.07

(a) EITF No. 00-10, which requires that shipping and handling fees be reported as a component of cost of sales, was adopted in the fourth quarter of 2000. The effect of this guidance resulted in offsetting increases in sales and cost of sales for both years. See Note 1 for more details.
(b) Gross profit is shown after depreciation and amortization of $130.8 million and $133.8 million for the years ended December 31, 2001, and 2000, respectively.
(c) Amounts have been retroactively restated for the two-for-one stock split discussed in Note 14.

Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount. The diluted loss per share for the year 2001 and the second quarters of 2001 and 2000 is the same as the net loss per basic share because the assumed exercise of dilutive securities would have been antidilutive, in effect reducing losses per share.

18. Research and Development

Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs, a portion of which is included in cost of sales, amounted to $14.9 million, $14.4 million and $14 million for the years 2001, 2000 and 1999, respectively. The majority of these costs were incurred in the company's aerospace and technologies segment.

19. Contingencies

The company is subject to various risks and uncertainties in the ordinary course of business due, in part, to the competitive nature of the industries in which we participate, our operations in developing markets outside the U.S., changing commodity prices for the materials used in the manufacture of our products and changing capital markets. Where practicable, we attempt to reduce these risks and uncertainties through the establishment of risk management policies and procedures, including, at times, the use of certain derivative financial instruments.

From time to time, the company is subject to routine litigation incident to its business. Additionally, the U.S. Environmental Protection Agency has designated Ball as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Our information at this time does not indicate that these matters will have a material adverse effect upon the liquidity, results of operations or financial condition of the company.

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Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021
(303) 469-3131 • www.ball.com